FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December 2003

BUENAVENTURA MINING COMPANY INC.

(Translation of Registrant's Name into English)

CARLOS VILLARAN 790

SANTA CATALINA, LIMA 13, PERU

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

This report consists of the audited consolidated Financial Statements issued by Compañía de Minas Buenaventura S.A.A. and subsidiaries for the year ended on December 31, 2003 and released on February 26, 2004.

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Financial Statements as of December 31, 2001, 2002 and 2003, together with Report of Independent Auditors.

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated financial statements as of December 31, 2001, 2002 and 2003, together with Report of Independent Auditors

Content

Report of Independent Auditors

Consolidated Financial Statements

Consolidated Balance Sheets

Consolidated Statements of Income

Consolidated Statements of Changes in Shareholders' equity

Consolidated Statements of Cash Flows

Notes to the Consolidated Financial Statements

Report of Independent Auditors

To the Shareholders of Compañía de Minas Buenaventura S.A.A.

1. We have audited the accompanying consolidated balance sheets of Compañía de Minas Buenaventura S.A.A. (a Peruvian company) and subsidiaries (together, the Company) as of December 31, 2002 and 2003, and the related consolidated statements of income, changes in shareholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Minera Yanacocha S.R.L., an equity accounted affiliated entity in which the Company has an 43.65 percent interest, as of December 31, 2002 and 2003 and for the years then ended. Those statements have been audited by others auditors, whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for Minera Yanacocha S.R.L., is based solely on the reports of the others auditors. In the consolidated financial statements of the Company, as derived from the financial statements of Minera Yanacocha S.R.L., the Company's investment and share in the net income in this entity amounts to approximately S/1,051.7 million and S/1,049.8 million at December 31, 2002 and 2003, and approximately S/344.7 million and S/491.6 million for the years then ended, respectively. The financial statements of Compañía de Minas Buenaventura S.A.A. and its subsidiaries as of December 31, 2001 and for the year then ended were audited by others auditors who have ceased operations, and whose report dated February 27, 2002 expressed an unqualified opinion on those statements.

2. We conducted our audit in accordance with auditing standards generally accepted in Peru. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit and the reports of the independent auditors of Minera Yanacocha S.R.L. provide a reasonable basis for our opinions.

3. In our opinion, based on our audit and on the report of the auditors of Minera Yanacocha S.R.L., the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Compañía de Minas Buenaventura S.A.A. and subsidiaries as of December 31, 2003 and 2002, and the consolidated results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in Peru.

4. Effective January 1, 2003, the Company adopted the IAS 39, Financial Instruments - Recognition and Measurement, and together with its affiliate Minera Yanacocha S.R.L., modified its accounting policy to record its long-lived assets retirement obligations, see notes 2 and 3.

Countersigned by:

Víctor Burga

C.P.C. Register No.14859

Lima, Peru

February 27, 2004

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Balance Sheets

As of December 31, 2002 and 2003
	Note	2002	2003	2003
		S/(000)	S/(000)	US$(000)
				(Note 4)

Assets
Current assets

Cash and cash equivalents	6	91,447	379,934	109,681

Investment fund	7	-	52,317	15,103

Trade accounts receivable		69,214	70,797	20,438

Other accounts receivable	8	17,456	25,471	7,354

Accounts receivable from affiliates	37	30,934	35,937	10,374

Inventories, net	9	75,069	73,624	21,254

Current portion of prepaid taxes and expenses	10	31,134	43,417	12,534
		_________	_________	_________
Total current assets		315,254	681,497	196,738

Long-term accounts receivable	8	9,048	915	264

Prepaid taxes and expenses	10	13,350	7,199	2,078

Investments in shares	11	1,195,191	1,375,852	397,186

Property, plant and equipment, net	12	367,523	376,528	108,697

Development costs and mineral lands, net	13	114,843	131,350	37,919

Deferred stripping costs	14	39,777	53,437	15,426

Mining concessions and goodwill, net	15	175,293	160,276	46,269

Deferred income tax and workers' profit sharing, net	30	-	283,547	81,855
		_________	_________	_________
Total assets		2,230,279	3,070,601	886,432
		_________	_________	_________

	Note	2002	2003	2003
		S/(000)	S/(000)	US$(000)
				(Note 4)

Liabilities and shareholders' equity, net
Current liabilities
Bank loans	16	44,215	22,365	6,456
Trade accounts payable		36,667	50,237	14,503
Other current liabilities	17	49,617	82,061	23,689
Derivative instruments	33	-	95,227	27,490
Current portion of long-term debt	18	17,345	67,162	19,389
Deferred income from sales of future production	33	-	65,625	18,945
		_________	_________	_________
Total current liabilities		147,844	382,677	110,472
		_________	_________	_________

Long-term other liabilities	17	14,607	73,263	21,150
Derivative instruments	33	-	293,447	84,713
Deferred income tax and workers' profit sharing	30	17,619	-	-
Long-term debt	18	114,337	43,344	12,513
Deferred income from sales of future production	33	-	611,174	176,436
		_________	_________	_________
Total liabilities		294,407	1,403,905	405,284
		_________	_________	_________
Minority interest	19	46,395	46,166	13,327
		_________	_________	_________

Shareholders' equity, net
Capital stock, net of treasury shares of S/47,339,000 in 2002 and 2003	20	568,880	568,880	164,226
Investments shares, net of treasury shares of S/63,000 in 2002 and 2003		1,604	1,604	463
Additional capital		582,134	582,134	168,053
Legal reserve		77,733	94,653	27,325
Retained earnings		652,102	207,958	60,034
Cumulative translation gain (loss)		7,024	(28,023)	(8,090)
Unrealized gain on investments in shares		-	199,373	57,556
Unrealized loss on derivative instruments carried at fair value		-	(6,049)	(1,746)
		_________	_________	_________
Total shareholders' equity, net		1,889,477	1,620,530	467,821
		_________	_________	_________
Total liabilities and shareholders' equity, net		2,230,279	3,070,601	886,432
		_________	_________	_________

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Statements of Income

For the years ended December 31, 2001, 2002 and 2003
	Note	2001	2002	2003	2003
		S/(000)	S/(000)	S/(000)	US$(000)
					(Note 4)
Operating revenues
Net sales	22	463,706	548,815	700,959	202,355
Royalty income	37	56,273	78,503	111,398	32,159
		__________	__________	__________	__________
Total revenues		519,979	627,318	812,357	234,514
		__________	__________	__________	__________
Costs of operation
Operating costs	23	258,928	262,945	290,278	83,798
Depreciation	12(c)	37,995	39,134	44,984	12,986
Exploration and development costs in operational mining sites	24	60,685	74,032	81,711	23,589
		__________	__________	__________	__________
Total costs of operation		357,608	376,111	416,973	120,373
		__________	__________	__________	__________
Gross margin		162,371	251,207	395,384	114,141
		__________	__________	__________	__________
Operating expenses
General and administrative	25	64,442	75,594	117,408	33,894
Exploration costs in non-operational mining areas	26	49,425	38,426	56,487	16,307
Selling	27	26,855	23,178	24,572	7,094
Royalties	36(b)	13,539	13,995	23,968	6,919
Assets impairment loss and write-off		23,818	1,558	4,472	1,291
		__________	__________	__________	__________
Total operating expenses		178,079	152,751	226,907	65,505
		__________	__________	__________	__________
Operating income (loss)		(15,708)	98,456	168,477	48,636
		__________	__________	__________	__________
Other income (expenses)
Share in affiliated companies, net	11(g)	204,180	337,429	531,514	153,439
Loss from change in the fair value of derivative instruments	33	-	-	(616,986)	(178,114)
Realized gain (loss) in derivative instruments	33(b)	60,469	42,669	(19,840)	(5,727)
Amortization of mining concessions and goodwill	15	(15,248)	(16,626)	(14,850)	(4,287)
Interest income	28	13,845	8,785	7,421	2,142
Interest expense	28	(18,080)	(15,922)	(8,281)	(2,391)
Gain (loss) from exposure to inflation		1,661	(3,157)	306	89
Loss from sale of subsidiary's shares	1	-	(6,739)	-	-
Other, net	29	12,527	2,816	(12,206)	(3,523)
		__________	__________	__________	__________
Total other income (expenses), net		259,354	349,255	(132,922)	(38,372)
		__________	__________	__________	__________
Income before workers' profit sharing, income tax, minority interest and cumulative effect of changes in accounting principles		243,646	447,711	35,555	10,264
Workers' profit sharing	30(a)	(704)	(1,538)	59,949	17,306
Income tax	30(a)	(25,442)	(25,604)	189,024	54,568
		__________	__________	__________	__________
Income before minority interest and cumulative effect of changes in accounting principles		217,500	420,569	284,528	82,138
Minority interest	19	4,051	(24,272)	(48,640)	(14,042)
		___________	___________	__________	___________
Income before cumulative effect of changes in accounting principles		221,551	396,297	235,888	68,096
Cumulative effect of changes in accounting principles due to mine closing	3	-	-	(68,918)	(19,895)
		___________	___________	__________	___________
Net income		221,551	396,297	166,970	48,201
		___________	___________	__________	___________
	Note	2001	2002	2003	2003
		S/(000)	S/(000)	S/(000)	US$(000)
					(Note 4)

Basic and diluted earnings per share before cumulative effect of changes in accounting principles, stated in Peruvian Nuevos Soles and U.S. dollars	31	1.75	3.12	1.85	0.54

Cumulative effect of changes in accounting principles due to mine closing		-	-	(0.54)	(0.16)
		___________	___________	__________	___________

Basic and diluted earnings per share, stated in Nuevos Soles and U.S. dollars	31	1.75	3.12	1.31	0.38
		___________	___________	____________	___________

Weighted average number of shares outstanding		126,602,016	127,236,219	127,236,219	127,236,219
		___________	___________	____________	___________

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Statements of Changes in Shareholders' Equity

For the years ended December 31, 2001, 2002 and 2003
	Capital stock, net of treasury shares		Investment shares	Additional Capital	Legal reserve	Retained earnings	Cumulative translation gain (loss)	Unrealized gain on investments in shares	Unrealized loss on derivative instruments	Total
	__________________________
	Number of shares	Common shares
		S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Balance as of January 1st, 2001	125,879,832	172,806	508	512,940	37,720	621,590	6,703	-	-	1,352,267
Declared and paid dividends, net of dividends paid to a subsidiary, Note 20(f)	-	-	-	-	-	(46,820)	-	-	-	(46,820)
Gain from sale of ADR's, Note 20(e)	356,000	480	-	13,293	-	-	-	-	-	13,773
Cumulative loss for translation of investment in Minera Yanacocha S.R.L., Note 20(g)	-	-	-	-	-	-	(684)	-	-	(684)
Net Income	-	-	-	-	-	221,551	-	-	-	221,551
	___________	_________	_________	_________	_________	_________	_________	_________	_________	_________
Balance as of December 31, 2001	126,235,832	173,286	508	526,233	37,720	796,321	6,019	-	-	1,540,087
Declared and paid dividends, net of dividends paid to a subsidiary, Note 20(f)	-	-	-	-	-	(71,775)	-	-	-	(71,775)
Capitalization of retained earnings, Notes 20(a) and 20(b)	-	427,569	1,159	-	-	(428,728)	-	-	-	-
Transfer to legal reserve	-	-	-	-	40,013	(40,013)	-	-	-	-
Gain from sale of ADR's, Note 20(e)	644,000	882	-	23,133	-	-	-	-	-	24,015
Purchase of Investment shares	-	-	(13)	(139)	-	-	-	-	-	(152)
Cumulative gain for translation of investment in Minera Yanacocha S.R.L., Note 20(g)	-	-	-	-	-	-	1,005	-	-	1,005
Increase of nominal value of treasury shares maintained by subsidiary	-	(32,857)	(50)	32,907	-	-	-	-	-	-
Net Income	-	-	-	-	-	396,297	-	-	-	396,297
	___________	_________	_________	_________	_________	_________	_________	_________	_________	_________
Balance as of December 31, 2002	126,879,832	568,880	1,604	582,134	77,733	652,102	7,024	-	-	1,889,477
Declared and paid dividends, net of dividends paid to a subsidiary, Note 20(f)	-	-	-	-	-	(151,729)	-	-	-	(151,729)
Investments in shares maintained at fair value, Note 2(g)	-	-	-	-	-	(5,679)	-	199,373	-	193,694
Loss in the initial valuation of derivative instruments, Note 2(t)	-	-	-	-	-	(436,786)	-	-	-	(436,786)
Gain in the initial valuation of derivative instruments classified as hedging instruments, Note 2(t)	-	-	-	-	-	-	-	-	1,660	1,660
Loss from change in the fair value of derivative instruments classified as hedging instruments, Note 33(a)	-	-	-	-	-	-	-	-	(7,709)	(7,709)
Transfer to legal reserve	-	-	-	-	16,920	(16,920)	-	-	-	-
Cumulative loss for translation of investment in Minera Yanacocha S.R.L., Note 20(g)	-	-	-	-	-	-	(35,047)	-	-	(35,047)
Net income	-	-	-	-	-	166,970	-	-	-	166,970
	___________	_________	_________	_________	_________	_________	_________	_________	_________	_________
Balance as of December 31, 2003	126,879,832	568,880	1,604	582,134	94,653	207,958	(28,023)	199,373	(6,049)	1,620,530
	___________	_________	_________	_________	_________	_________	_________	_________	_________	_________

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Statements of Cash Flows

For the years ended December 31, 2001, 2002 and 2003
	2001	2002	2003	2003
	S/(000)	S/(000)	S/(000)	US$(000)
				(Note 4)
Operating activities
Collection from customers	467,864	540,097	699,377	201,899
Collection of dividends	15,543	79,216	459,509	132,653
Collection of royalties	54,178	76,797	107,106	30,920
Collection of interest	9,280	8,811	8,415	2,429
Payment to suppliers and third parties	(289,819)	(276,290)	(330,895)	(95,525)
Payment of exploration activities	(96,248)	(94,006)	(122,673)	(35,414)
Payment to employees	(91,261)	(97,281)	(96,882)	(27,968)
Payment of income tax	(21,232)	(29,430)	(36,710)	(10,596)
Payment of royalties	(12,922)	(12,714)	(24,763)	(7,149)
Payment of interest	(15,139)	(13,781)	(8,281)	(2,391)
	_________	_________	_________	_________
Net cash provided by operating activities	20,244	181,419	654,203	188,858
	_________	_________	_________	_________
Investing activities
Purchase of plant and equipment	(112,460)	(63,401)	(64,646)	(18,662)
Increase of investment fund	-	-	(50,589)	(14,604)
Development expenditures	(28,015)	(22,877)	(36,705)	(10,596)
Proceeds (payments) from derivative instruments settled, net	60,469	42,669	(19,840)	(5,727)
Purchase of investments in shares	(6,476)	(11,370)	(4,445)	(1,283)
Proceeds from sale of shares	-	4,121	2,916	841
Proceeds from sale of plant and equipment	552	961	2,348	678
Proceeds from sale of assets and transfer of contractual rights	13,131	-	-	-
	_________	_________	_________	_________
Net cash used in investing activities	(72,799)	(49,897)	(170,961)	(49,353)
	_________	_________	_________	_________
Financing activities
Payment of dividends, Note 20(f)	(46,820)	(68,889)	(151,729)	(43,802)
Increase (decrease) of bank loans, net	37,601	(70,751)	(21,850)	(6,308)
Increase (decrease) of long-term debt	112,655	(11,559)	(21,176)	(6,113)
Proceeds from ADR's sale	13,773	24,015	-	-
	_________	_________	_________	_________
Net cash provided by (used in) financing activities	117,209	(127,184)	(194,755)	(56,223)
	_________	_________	_________	_________
Net increase in cash during the year	64,654	4,338	288,487	83,282
Cash at beginning of year	22,455	87,109	91,447	26,399
	_________	_________	_________	_________
Cash at year-end	87,109	91,447	379,934	109,681
	_________	_________	_________	_________

	2001	2002	2003	2003
	S/(000)	S/(000)	S/(000)	US$(000)
				(Note 4)
Reconciliation of net income to net cash provided by operating activities
Net income	221,551	396,297	166,970	48,201
Add (deduct)
Loss from change in the fair value of derivative instruments	-	-	616,986	178,114
Cumulative effect of change in accounting principle	-	-	68,918	19,895
Minority interest	(4,051)	24,272	48,640	14,042
Depreciation	40,095	41,259	47,961	13,846
Long-term officers' compensation (*)	2,267	6,429	47,277	13,648
Amortization of development costs and mineral lands in operational mining sites	11,761	16,328	17,517	5,057
Amortization of mining concessions and goodwill	15,248	16,626	14,850	4,287
Loss (gain) from exposure to inflation	(1,661)	3,157	(306)	(89)
Write-off of development costs and mineral lands	1,253	-	7,380	2,130
Net cost of property, plant and equipment retired	2,011	8,105	6,187	1,786
Allowance for doubtful accounts receivable	1,018	314	5,674	1,638
Accretion expense	-	-	4,503	1,300
Assets impairment loss and write-off	23,818	1,558	4,472	1,291
Expense (benefit) from deferred income tax and workers' profit sharing	4,914	3,386	(287,874)	(83,105)
Participation in affiliated companies, net of dividends received	(188,637)	(258,213)	(72,005)	(20,786)
Gain (loss) on sale of plant and equipment	118	(856)	(2,033)	(587)
Unrealized gain in investment fund costs	-	-	(1,728)	(499)
Loss (gain) in sale of shares	-	1,346	(255)	(74)
Loss in sale of subsidiary's shares	-	6,739	-	-
Net changes in assets and liabilities accounts
Decrease (increase) of operating assets -
Trade and other accounts receivable	(24,076)	(70,399)	(15,271)	(4,408)
Deferred stripping costs	(13,477)	(11,916)	(13,660)	(3,944)
Prepaid taxes and expenses	(17,381)	1,568	(6,132)	(1,770)
Inventories	7,739	806	1,127	325
Decrease of operating liabilities -
Trade accounts payable and other liabilities	(62,266)	(5,387)	(4,995)	(1,440)
	_________	_________	_________	_________
Net cash provided by operating activities	20,244	181,419	654,203	188,858
	_________	_________	_________	_________
Transactions that did not affect the cash flows -
Payment of dividends through common shares of Sociedad Minera El Brocal S.A.A., Note 20(f)	-	2,886	-	-
Increase of the book value of long-lived assets	-	-	8,254	2,383

(*) This provision, which covers until the year 2012, corresponds to a long-term compensation program granted by the Company to certain officers, as further explained in Note 17 to the 2003 consolidated financial statements.

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2001, 2002 and 2003

1. Business activity

Compañía de Minas Buenaventura S.A.A. (hereafter "Buenaventura") is a public company incorporated in 1953. It is engaged in the exploration, extraction, concentration and commercialization of polymetallic ores. Exploration activities of the Company are carried out both individually and in association with third parties.

Buenaventura operates three mining units in Peru (Julcani, Uchucchacua and Orcopampa) and has a controlling interest in four Peruvian mining companies that own the Colquijirca, Antapite, Ishihuinca, Shila and Paula mines. In addition, the Company holds direct and indirect interests in a number of other mining companies; the most important of such interests is in Minera Yanacocha S.R.L. (hereafter "Yanacocha"), an entity in which the Company owns 43.65 percent of outstanding stock through Compañía Minera Condesa S.A. (hereafter "Condesa"), see Note 11(a). Buenaventura also owns an electric power distribution company and a mining engineering services consulting company.

In 1999 and 2001,Buenaventura decided to suspend exploitation activities in the Julcani and Huachocolpa mines, respectively, and only continue to carry out exploration activities in Julcani. Mineral found in Julcani during exploration activities is treated and sold.

The number of employees at Buenaventura and its subsidiaries (together "the Company") was 2,096 as of December 31, 2003 (2,076 as of December 31, 2002). Buenaventura's legal address is Carlos Villarán 790, Santa Catalina, Lima, Peru.

The consolidated financial statements for the year ended 2003 have been approved by Management and will be presented for the approval of the Directors and Shareholders at the times established by Law. In Management opinion's, the accompanying consolidated financial statements will be approved without modifications in the Board of Directors' and Shareholders' meetings to be held on the first quarter of 2004.

Consolidated financial statements as of December 31, 2002 were approved in the Shareholders' meeting held on March 31, 2003.

The consolidated financial statements include the financial statements of the following subsidiaries:

	Ownership percentages as of December 31,
	________________________________________________
	2002		2003
	______________________		______________________
Subsidiaries	Direct	Indirect	Direct	Indirect	Business activities
	%	%	%	%

Buenaventura Ingenieros S.A.	100.00	-	100.00	-	Advisory and engineering services related to the mining industry.

Compañía de Exploraciones, Desarrollo e Inversiones Mineras S.A.C. - CEDIMIN (ii)	-	100.00	44.83	55.17

Holds investments in S.M.R.L. Chaupiloma Dos de Cajamarca, Minas Conga S.R.L., and other affiliated companies engaged in mining activities. Also, it is engaged in the extraction, concentration and commercialization of gold bars and concentrates.

Compañía Minera Condesa S.A.	100.00	-	100.00	-	Holds investments in Buenaventura, Yanacocha and other affiliated companies engaged in mining activities.

Compañía Minera Colquirrumi S.A.	73.63	-	73.63	-	Extraction, concentration and commercialization of polymetallic ores, principally zinc and lead. Currently is also engaged in electric power sales.

Consorcio Energético de Huancavelica S.A.	99.99	0.01	99.99	0.01	Transmission of electric power to mining companies.

Contacto Corredores de Seguros S.A.	-	99.99	-	99.99	Placement of insurance contracts and provision of administrative and technical services in insurance matters.

Inversiones Colquijirca S.A. (i)	59.02	-	59.90	-	Extraction, concentration and commercialization of polymetallic ores, principally zinc and lead, through its subsidiary Sociedad Minera El Brocal S.A.A.

Inversiones Mineras del Sur S.A.	78.04	-	78.04	-	Extraction, concentration and commercialization of gold bars and concentrates.

Metalúrgica Los Volcanes S.A.	100.00	-	100.00	-	Treatment of minerals and concentrates.

Minera Paula 49 S.A.C.	-	51.00	-	51.00	Extraction, concentration and commercialization of concentrates, primarily gold.

	Ownership percentages as of December 31,
	________________________________________________
	2002		2003
	______________________		______________________
Subsidiaries	Direct	Indirect	Direct	Indirect	Business activities
	%	%	%	%

Minas Conga S.R.L.	-	60.00	-	60.00	Owner of mining rights.

Minera Shila S.A.C. (ii)	50.00	50.00	-	-

Extraction, concentration and commercialization of concentrates, primarily gold. Effective January 2, 2003 Minera Shila S.A.C. merged with Compañía de Exploraciones, Desarrollo e Inversiones Mineras S.A.C. - CEDIMIN.

S.M.R.L. Chaupiloma Dos de Cajamarca	20.00	40.00	20.00	40.00	Owner of the mining concessions explored and exploited by Yanacocha.

Additionally, the Company holds minor investments in other companies engaged in mining activities, whose financial statements have been included in the preparation of these consolidated statements.

(i) During 2003, the Company adquired 1,572,000 shares of its subsidiary Inversiones Colquijirca S.A. at a price of S/1 per share. As a consequence of such transaction, the interest in Inversiones Colquijirca S.A. increased from 59.02 percent to 59.90 percent as of December 31, 2003.

(ii) The Shareholders' Meetings of Minera Shila S.A.C. and Compañía de Exploraciones, Desarrollo e Inversiones Mineras S.A.C. - CEDIMIN held in 2002 approved the merger of both entities. Effective January 2, 2003, Minera Shila S.A.C. was merged by Compañía de Exploraciones, Desarrollo e Inversiones Mineras S.A.C. - CEDIMIN.

(iii) On March 30, 2002, the Company transferred the 100 percent of its interest in Minera Huallanca S.A.C. (Huallanca) to BHL - Perú S.A.C., by selling its Huallanca shares at a price of US$2,000,000. From this amount, US$1,500,000 is due in three equal semi-annual installments finishing on September 30, 2004 and the remaining US$500,000 is due on September 30, 2006 provided that: (i) the level of economic reserves measured between September 30, 2004 and September 30, 2006 allows Huallanca to produce 15,000 metric tons per month of mineral and (ii) the average price of zinc is higher than US$1,050 metric tons in that period. If these conditions are not met, the final price of the transaction will be reduced to US$1,500,000. This transaction generated a loss amounting to S/6,739,000 (assuming a sales price of US$1,500,000) which is separately presented in the consolidated statements of income.

(iv) On April 2, 2002, the Company sold to third parties the 100 percent of its interest in Minera Yanaquihua S.A.C. Under the sale agreement, the buyers will pay royalties equal to a percentage of the net sales of Minera Yanaquihua S.A.C.; the royalty payment percentages will be equal to 5 percent in 2004, 6 percent in 2005, 7 percent in 2006 and 8 percent in 2007. Under the contract, the buyers have an option to forego continued royalty payments and to buy out the annual royalties section of the agreement for an amount equal to US$3,000,000; if this option has not been exercised at December 31, 2007, the royalties will increase to 10 percent of yearly net sales effective January 1st, 2008. The Company's former carrying amount of the investment of S/5,346,000 (US$1,492,000) is shown as a long - term account receivable. No income was recognized on this transaction. As of December 31, 2003, the Company recognized an allowance for this receivable, net of payables of S/404,000. The allowance amounts to S/4,942,000 and is presented in the general and administrative expenses caption of the consolidated statements of income.

2. Significant accounting principles and practices

In the preparation and presentation of the consolidated financial statements, Management has followed International Financial Reporting Standards (IFRS) effective in Peru as of December 31, 2001, 2002 and 2003. The significant accounting principles and practices used are summarized below:

(a) Use of estimates and assumptions -

The preparation of financial statements in conformity with generally accepted accounting principles in Peru requires Management to make certain estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported the amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(b) Comparative financial statements -

Figures presented in the consolidated financial statements as of December 31, 2001 and 2002 have been inflation adjusted to reflect the change in the National Wholesale Price index (IPM) at December 31, 2003.

Certain figures of the consolidated financial statements as of December 31, 2001 and 2002 have been reclassified to conform to presentation standards adopted for 2003 financial reporting purposes.

(c) Financial statements adjusted by inflation -

The consolidated accompanying financial statements have been prepared from the Company's accounting records that are maintained in nominal Peruvian currency and adjusted to reflect changes in the National Wholesale Price Level index (IPM). The inflationary/deflationary price variation according the IPM index was as follows, in percentage terms:

Year	Inflation (deflation)

1999	5.5
2000	3.8
2001	(2.2)
2002	1.7
2003	2.0

The methodology used by the Company to adjust the consolidated financial statements for inflation was as follows:
    Non-monetary accounts in the consolidated balance sheets were adjusted using coefficients determined based on the IPM, according to the items original transaction date.

- Monetary accounts were not adjusted, as the book balances represent the monetary value of their components as of the dates of the consolidated balance sheets.
    Income statement accounts were adjusted on a monthly basis by applying average IPM coefficients; exchange differences were excluded. Depreciation and amortization expenses were calculated from the adjusted amounts of the related assets.

(d) Principles of consolidation -

The consolidated financial statements include the accounts of Buenaventura and the accounts of those subsidiaries in which the Company possesses more than 50 percent equity participation. All significant inter-company balances and transactions have been eliminated.

(e) Cash and cash equivalents -

Cash and cash equivalents include all cash balances and all highly liquid investments with original maturities of three months or less.

(f) Inventories -

Inventories are stated at the lower of average cost or net realizable value. Net realizable value is defined as the estimated sales price obtainable in the ordinary course of business, less estimated costs of completion and estimated selling and distribution expenses.

The accrual for obsolescence is based on an item-by-item analysis completed by Management and related amounts are charged to expense in the period in which the obsolescence is deemed to have occurred.

(g) Investments in shares -

Until December 31, 2002, investments in which the Company's interest is lower than 20 percent were stated at cost, less any permanent value impairment. Effective January 1, 2003, the Company has adopted IAS 39, Financial Instruments - Recognition and Measurement. Under the requirements of this standard, such investments must be recorded at fair value and changes in the such value must be separately presented in the consolidated statements of changes in shareholders' equity. The Company has recorded a charge to retained earnings by S/5,679,000, corresponding to the initial adoption of this standard. The corresponding dividends are credited to income when declared.

Investments in entities in which the Company's ownership is greater than 20 percent but less than 50 percent are accounted for by the equity method, recognizing the Company's proportionate share in the results of the affiliates in the consolidated statements of income. The measurement and reporting currency of affiliates is the Peruvian Nuevo Sol, with the exception of Yanacocha whose measurement and reporting currency is the U.S. dollar. The translation of the financial statements of Yanacocha results in exchange differences arising from translating (a) income and expense items at the exchange rates prevailing on the individual transaction dates, (b) assets and liabilities at the closing exchange rate, and (c) equity accounts at the historical exchange rates. The net exchange difference is classified in equity until further disposal of the net investment.

The purchase method is used to record business acquisitions. Under this method, the assets and liabilities of acquired businesses are recorded at fair value and any difference between the amount paid and the fair value of assets and liabilities acquired is recognized in the balance sheet as a mining concession or goodwill.

For companies in which the Company's ownership is between 20 and 50 percent, any amount paid in excess of book value of the shares is reported in the Investment caption. The Company presents in this caption amounts paid over the book value of Yanacocha shares, and amortizes this amount using the units-of-production method, see Note 11(e).

(h) Property, plant and equipment -

Property, plant and equipment are stated at cost, net of accumulated depreciation. Maintenance and minor repairs are charged to expense as incurred. Expenditures that result in future economic benefits, beyond those originally contemplated in standards of performance for the existing assets, are capitalized.

Depreciation is calculated under the straight-line method of accounting considering the following estimated useful lives:

Years

Buildings, constructions and other	10 and 33
Machinery and equipment	5 and 10
Transportation units	5
Furniture and fixtures	8 y 10

In 2003, the subsidiary Sociedad Minera El Brocal S.A.A. (El Brocal) modified the useful lives of its assets, based on the current exploitation plans for the mine site and the existing proven and probable reserves, being the maximum limit the useful lives of the fixed assets. According to the current plans of this subsidiary, the mining unit will operate until year 2011, date in which the reserves will be depleted. The change in the useful lives resulted in an increased expense of approximately S/885,000, net of the minority interest.

The useful life assigned and the depreciation method chosen by the Company are reviewed periodically to ensure that the method and the depreciation period are consistent with the economic benefit and life expectations for use of property, plant and equipment items.

(i) Exploration and mine development costs -

Exploration costs are charged to expense as incurred.

When it is determined that a mineral property can be economically developed, the costs incurred to develop it, including the costs to further delineate the ore body and remove overburden to initially expose the ore body, are capitalized. In addition, expenditures that increase significantly the economic reserves in the mining units under exploitation are capitalized. Mine development costs are amortized using the units-of-production method. On-going development expenditures to maintain production are charged to operations as incurred.

(j) Joint venture agreements -

The Company has entered into joint venture agreements with other mining companies for the purpose of exploring potential mining sites. The associated exploration costs are recognized using the pro-rata share method and are charged to expense when incurred.

(k) Mining concessions and goodwill -

The mining concessions balance corresponds to the amounts paid in excess of fair value of net assets acquired in the purchase of Compañía de Exploraciones, Desarrollo e Inversiones Mineras S.A.C. - CEDIMIN (Cedimin), Inversiones Colquijirca S.A. (Colquijirca), Sociedad Minera El Brocal S.A.A. (El Brocal) and Consorcio Energético de Huancavelica S.A. (Conenhua). The mining concession balances corresponding to Colquijirca and El Brocal are amortized using the units-of-production method, while the mining concession balances corresponding to Cedimin and Conenhua are amortized using the straight-line method over a period of 15 and 10 years, respectively.

Annually, the Company reviews the carrying amounts of mining concessions and assesses whether any potential impairment issues exist respective to recoverability. If it is evident that the mining concessions and the goodwill are impaired, the Company provides for the impairment loss in the consolidated statements of income.

(l) Impairment of assets -

The Company reviews for and evaluates the potential impact of impairment on its assets when events or changes in circumstance occur that indicate the book value may not be recoverable. An impairment loss is recognized for the amount by which the book value of an asset exceeds the higher of its net selling price or value in use. The value in use of an asset is generally calculated as the present value of the estimated future cash flows expected to be earned from continual use of the asset and from its disposal at the end of its useful life. An impairment loss recognized in a previous year is reversed if events or changes occur that indicate the estimates used when the impairment loss was recognized should be adjusted to reflect a more favorable cash flow scenario. The future cash flow assumptions used include, among other items, estimates of recoverable ounces and metric tonnes, estimates of realizable prices and costs, and estimates of production quantities. Assumptions in which estimated future cash flows are based are subject to risk and uncertainty. Differences between assumptions and market conditions and/or the Company's development profile could have a material effect on the financial situation and results of operations of the Company.

(m) Accruals -

An accrual is recognized only when the Company has a present obligation as a result of a past event, it is probable that resources of the Company will be required to settle the obligation, and the related amount can be reasonably estimated. Accruals are revised periodically and are adjusted to reflect the best available information at the date of the consolidated balance sheets.

(n) Accrual for mine closing -

See note 3(a) for further information about the change in the accounting principle.

(o) Deferred stripping costs -

The subsidiary El Brocal has deferred certain costs incurred in the expansion of the Tajo Norte mining site (the expected life of Tajo Norte is 8 years from December 31, 2003) with the intent to reasonably match revenues and production costs. Those costs are commonly referred as "deferred stripping costs" and are incurred in mining activities that are associated with the removal of waste rock.

The deferred accounting stripping method used by El Brocal is generally accepted in the mining industry where mining operations have diverse grades and waste-to-ore ratios; however, some mining companies expense waste removal costs as incurred. If the Company were to expense stripping costs as incurred, there could be greater volatility in the Company's period-to-period results of operations.

In order to calculate the amount of deferred stripping cost to record as normal period expense, Management obtains a coefficient by dividing the estimated tons of waste material to move by the estimated tons of mineral to be extracted during the useful life of the related area. This coefficient is estimated to be 8.18 MT of waste material requiring to be moved to obtain 1 MT of extracted mineral (7.47 MT of waste material requiring to be moved to obtain 1 MT of extracted mineral as of December 31, 2002). The actual coefficient was 11.13/1 (10.48/1 in 2002).

Costs related to additional quantities of waste that must be moved to obtain 1 MT of mineral are deferred when the actual waste material extracted is higher than the estimate; likewise, these costs are amortized when actual waste mineral extraction is lower than the estimate.

The amortization of the deferred stripping costs will be reflected in the consolidated financial statements of income over the life of the Tajo Norte area, based on proven and probable reserves, so that no unamortized balance remains at mine closure (there were no amortization expenses in prior years and in the current year). Management expects to begin the amortization of the deferred stripping costs in 2006.

(p) Recognition of revenues, costs and expenses -

Sales of concentrates are recorded at the time of shipment in the case of export sales or, when the concentrates physically pass to the customer's warehouse for domestic sales. Sales are recorded at estimated value according to preliminary billings. The sales amount is then adjusted in the period in which final billings are released. When it is evident that the quotations to be used in the final billings are lower than those used in the preliminary billing, the excess is reversed in the period in which final prices are known.

Costs and expenses are recorded on an accrual basis.

(q) Foreign currency transactions -

Transactions occurring in a foreign currency are recorded in local Peruvian currency by applying to the foreign currency amount the exchange rate at the transaction date. Exchange gains and losses resulting from differences between the closing exchange rate and the exchange rate used to initially record transactions, are recognized in the consolidated statements of income in the period in which they arise, see Note 5, and are presented in the caption "gain (loss) from exposure to inflation".

(r) Income tax and workers' profit sharing -

The current income tax and workers' profit sharing balances are calculated and recorded pursuant to current legal regulations effective in Peru. Following the balance sheet liability method, the Company recognizes the effect of temporary differences between book and tax basis of assets and liabilities to the extent that such differences result in a deferred tax liability. Should a deferred asset arise, it is not recognized unless it is more likely than not that it will be recoverable.

(s) Contingencies -

Contingencies identified are assessed as remote, possible or probable. When a loss contingency is viewed to be possible, it is disclosed together with a range of possible loss, when determinable. When a loss contingency is viewed to be probable, it is disclosed and an accrual as to the most likely loss scenario is incorporated to the financial statements.

Contingent assets are not recognized in the financial statements; however, they may be disclosed in notes to the financial statements if it is probable that such contingent assets will be realized.

(t) Derivative instruments -

Until December 31, 2002, the Company used to disclose in notes to the consolidated financial statements the fair value of the derivative instruments. Effective January 1, 2003, IAS 39, Financial Instruments - Recognition and Measurement, is in force. Following we describe the changes resulting from the adoption of this standard:

The fair value of derivative contracts qualifying as cash flow hedges are reflected as assets or liabilities in the consolidated balance sheets. To the extent these hedges are effective in offsetting forecasted cash flows from the sale of production, changes in fair value are deferred in an equity account. Amounts deferred in such account are reclassified to Sales when the underlying production is sold. The effect of the initial adoption of this standard by the subsidiary El Brocal resulted in a credit to the equity account "unrealized loss on derivative instruments" of S/1,660,000.

The fair value of derivative contracts not qualifying as cash flow hedges are reflected as assets or liabilities in the consolidated balance sheets. Changes in fair values are recorded in income in the caption "loss from change in the fair value of derivative instruments". The effect of the initial adoption of this standard by the Company resulted in a charge to retained earnings of 2003 of S/ S/436,786,000.

Derivative contracts qualifying as normal sales are accounted for under the deferral accounting. Gains and losses arising from changes in the fair value of the contracts before the contracts' designated delivery date are not recorded, and the contract price is recognized in income following settlement of the contract by physical delivery of production to the counterparty at contract maturity, see note 33 (c).

(u) Treasury shares -

The Company has common and investment shares under treasury. The nominal values of these shares, restated by inflation, are presented net of the capital stock and investment shares amounts. The difference between the nominal values restated by inflation and the cost of such shares is presented as a reduction in the additional capital caption of the consolidated statements of changes in shareholders' equity.

The effect of the dividends income arising from the treasury shares held by the subsidiary are eliminated in the consolidated financial statements.

(v) Basic and diluted earnings per share -

Basic and diluted earnings per share have been calculated based on the weighted average number of common and investment shares outstanding at the date of the consolidated balance sheets; treasury shares have been excluded from the calculation.

3. Change in an accounting principle

Effective January 1, 2003, the Company and its affiliated Yanacocha made an accounting change related to the provision for mine closure. Following, we describe the accounting change, and the cumulative effect as of January 1, 2003:

(a) Until December 31, 2002, the Company used to record the obligation for mine closure when the related amount could be fairly estimated, which normally occurred at end of the life mine. Effective January 1, 2003, the Company records such liability when a legally enforceable obligation arises for mine closing, independently of the full depletion of the reserves. Once such obligation has been appropriately measured, it is recorded by creating a liability equal to the amount of the obligation and recording a corresponding increase to the carrying amount of the related long-lived assets (development costs and property, plant and equipment). As time passes, the amount of the obligation changes, recording an accretion expense; additionally, the capitalized cost is depreciated and/or amortized based on the useful lives of the related asset. Any difference in the settlement of the liability will be recorded in the results of the period in which such settlement occurs.

The cumulative effect of this change in accounting principle, net of the workers' profit sharing, income tax and minority interest was a loss of S/19,744,000; this amount is separately presented in the consolidated statements of income. The detail follows:

S/(000)

Buenaventura	11,472
Subsidiaries, net of minority interest amount to S/3,740	8,272
_________

19,744
_________

(b) Until December 31, 2002, the affiliated Yanacocha used to accrue the mine closure costs and charge to income over the expected operating lives of the mines using the unit-of-production method. Effective January 1, 2003, Yanacocha records such obligation using an accounting treatment similar to the one used by Buenaventura and its subsidiaries. The cumulative effect of the change in the accounting principle was a loss of S/49,174,000, which is presented as "cumulative effect of change in accounting principle due to mine closing".

(c) The consolidated statements of income for the years 2001 and 2002 that had resulted should the Company had given retroactive effect to the accounting change follows:

	2001	2002
	S/(000)	S/(000)

Net sales	519,979	627,318
	__________	__________

Operating costs
Depreciation	37,958	39,530
Exploration and development costs of operating mining sites	61,674	74,987
Other	258,928	262,945
	__________	__________
	358,560	377,462
	__________	__________
Gross margin	161,419	249,856
	__________	__________

Operating expenses	178,079	152,751
	__________	__________
Operating income (loss)	(16,660)	97,105
	__________	__________
Other revenues (expense)
Share in affiliated companies, net	188,916	319,022
Accretion expense	(3,373)	(3,829)
Others	55,174	11,826
	__________	__________
Total other revenues, net	240,717	327,019
	__________	__________
Income before workers' profit sharing, income tax and minority interest	224,057	424,124
Workers' profit sharing	(590)	(1,407)
Income tax	(25,048)	(25,151)
	__________	__________
Income tax befote minority interest	198,419	397,566
Minority interest	4,330	(23,809)
	__________	__________
Net income	202,749	373,757
	_________	_________
Basic and diluted earnings per share	1.60	2.94
	_________	_________

4. Convenience Translation of Peruvian
Nuevos Soles amounts into U.S. dollar amounts

The consolidated financial statements are stated in Peruvian Nuevos Soles. U.S. dollar amounts are included solely for the convenience of the reader, and were obtained by dividing Peruvian Nuevos Soles amounts by the exchange rate for selling U.S. dollars at December 31, 2003 (S/3.464 to US$1), as published by the Superintendencia de Banca y Seguros (Superintendent of Bank and Insurance, or "SBS"). The convenience translation should not be construed as a representation that the Peruvian Nuevos Soles amounts have been, could have been or could be converted into U.S. dollars at the foregoing or any other rate of exchange.

5. Foreign currency transactions

Translations to foreign currency are completed using exchange rates prevailing in the market. As of December 31, 2003, the average exchange rate in the market for U.S. dollar transactions was S/3.461 for buying and S/3.464 for selling (S/3.513 for buying and S/3.515 for selling as of December 31, 2002).

As of December 31, 2002 and 2003, the Company had the following assets and liabilities denominated in foreign currency:

	2002	2003
	US$(000)	US$(000)
Assets
Cash and cash equivalents	3,163	88,723
Investment fund	-	15,116
Trade and other accounts receivable	21,475	23,221
Account receivable from affiliates	8,539	10,117
Long-term account receivable (including current portion)	2,494	264
	________	________
	35,671	137,441
	________	________
Liabilities
Bank loans	12,314	6,443
Trade accounts payable	6,404	7,038
Other current liabilities	2,470	1,271
Long-term debt (including current portion)	36,728	35,322
	________	________
	57,916	50,074
	________	________
Net asset (liability) position	(22,245)	87,367
	________	________

The devaluation (revaluation) rates of the Peruvian Nuevo Sol with respect to the U.S. dollar are as follows:

Year	Devaluation (revaluation)
%

1999	11.1
2000	0.5
2001	(2.3)
2002	2.0
2003	(1.5)

The translation of foreign currency assets and liabilities in 2003 resulted in a net loss of S/450,000 (net loss of S/5,954,000 in 2002). These amounts are included in the consolidated statements of income as "gain (loss) from exposure to inflation."

6. Cash and cash equivalents

(a) This item is made up as follows:

	2002	2003
	S/(000)	S/(000)

Cash	1,154	2,007
Demand deposit accounts	5,939	15,949
Saving accounts	6,846	533
Time deposits (b)
In local currency	74,460	69,640
In foreign currency	3,048	291,805
	_________	_________

	91,447	379,934
	_________	_________

(b) As of December 31, 2003, the Company maintained principally the following:

- A time deposit in Peruvian currency for S/69,640,000, at an annual interest rate of 5.7 percent with maturity on January 5, 2004. Concurrent with contracting this time deposit, and with the purpose of hedging the foreign currency exchange risk associated to such, the Company entered into a foreign currency forward contract for US$20,000,000 that expires on January 5, 2004 and has a specified exchange rate of S/3.482 for each U.S. dollar, see Note 33.

In 2003, the Company obtained interest income from this time deposit in the amount of S/983,000.

- Time deposits in US dollars for US$84,000,000, with annual interest rates ranging from 0.9% to 1.07% and maturities from 15 to 64 days.

At the time of this report, the time deposits were renewed based on similar terms.

7. Investment fund

In July 2003, the Company invested an amount of S/50,589,000 (US$14,617,000) in a variable-fixed income fund managed by Compass Group Sociedad Administradora de Fondos de Inversión S.A. The Company maintains its participation in the investment fund at market value. As of December, 31, 2003, the market value of its participations in the fund was S/52,317,000 (US$15,116,000). The change in the market value amounts to S/1,728,000(US$499,000), and was recognized as a financial income in the consolidated statements of income, see Note 28.

8. Other accounts receivable, net

(a) This item is made up as follows:

	2002	2003
	S/(000)	S/(000)

Compañía Minera El Palomo S.A.	8,213	7,975
Account receivable related to sale of Minera Yanaquihua S.A.C. shares, note 1	5,346	4,942
Account receivable related to sale of Minera Huallanca S.A.C. shares, note 1	4,120	2,159
Reimbursement of advances given to a contractor (GyM S.A.)	2,940	1,716
Advances and loans to suppliers and third parties	2,365	14,151
Interest receivable	2,182	1,188
Advances and loans to directors, officers and employees	2,152	1,632
Value added tax subject to reimbursement	1,515	-
Account receivable from TEBAMA on sale of trucks	1,110	-
Account receivable from Sociedad Minera Corona S.A. for sale of electric energy	455	-
Advance to Ferrovias Central Andino S.A.	406	-
Deposits in guarantee	391	4
Account receivable from El Futuro de Ica S.R.L.	366	-
Other accounts receivable	5,492	6,323
	_________	_________
	37,053	40,090
Less - Allowance for doubtful accounts (b)	(10,549)	(13,704)
	_________	_________
	26,504	26,386
Less - Non current portion	(9,048)	(915)
	_________	_________
	17,456	25,471
	_________	_________

Trade accounts receivable are denominated in U.S. dollars, have current maturities and do not earn interest. Advances and loans to directors, officers and employees have current maturities and earn interest that is presented in the consolidated statements of income as financial income.

(b) Movement within the allowance for doubtful accounts for the years ended December 31, 2001, 2002 and 2003 is as follows:

	2001	2002	2003
	S/(000)	S/(000)	S/(000)

Beginning balance	9,173	10,406	10,549
Accrual for the year, note 25	1,018	314	5,674
Write-offs	-	-	(2,803)
Loss (gain) from exposure to inflation	215	(171)	284
	_________	_________	_________
Ending balance	10,406	10,549	13,704
	_________	_________	_________

In Management's opinion, the allowance for doubtful accounts is sufficient to cover bad debt risk on trade and other accounts receivable at the date of the consolidated balance sheets.

9. Inventories, net

(a) This item is made up as follows:

	2002	2003
	S/(000)	S/(000)

Mineral concentrates	31,950	31,980
Supplies	49,110	47,953
	_________	_________
	81,060	79,933

Less - Slow moving and obsolescence supplies reserves	(5,991)	(6,309)
	_________	_________

	75,069	73,624
	_________	_________

The Company expects to use its supplies inventory in the normal course of operations. An immaterial amount related to supplies with slow turnover is classified as a current asset within this caption.

(b) The inventory reserve for supplies had the following movements during 2001, 2002 and 2003:

	2001	2002	2003
	S/(000)	S/(000)	S/(000)

Beginning balance	1,671	5,797	5,991
Accrual for the year	4,126	194	595
Write - offs	-	-	(277)
	________	________	________

Ending balance	5,797	5,991	6,309
	________	________	________

In Management's opinion, the reserve above created by current and prior year write-offs, is sufficient to cover the risks of slow moving and obsolete supplies at December 31, 2001, 2002 and 2003.

10. Prepaid taxes and expenses

This item is made up as follows:

	2002	2003
	S/(000)	S/(000)

Value added tax credit	25,437	16,469
Income tax credit	10,933	27,634
Pre-paid insurance	4,260	3,613
Other	3,854	2,900
	_________	_________
	44,484	50,616

Less - Current portion	(31,134)	(43,417)
	_________	_________

Non - current portion	13,350	7,199
	_________	_________

11. Investments

(a) This item is made up as follows:

	Equity ownership		Amount
	__________________		___________________
	2002	2003	2002	2003
	%	%	S/(000)	S/(000)

Investments carried at fair value
Sociedad Minera Cerro Verde S.A. (b)	9.17	9.17	19,560	213,015
Other			4,821	4,232
			________	________
			24,381	217,247
			________	________
Equity method investments
Minera Yanacocha S.R.L. (c)	43.65	43.65
Equity share			1,051,737	1,049,780
Mining concession, net (e)			118,278	108,538
			________	________
			1,170,015	1,158,318
Sociedad Minera Coshuro de Responsabilidad Limitada	45.90	45.90	795	-
Minera La Zanja S.R.L.	-	35.00	-	287
			________	________
			1,170,810	1,158,605
			________	________
			1,195,191	1,375,852
			________	________

(b) Until December 31, 2002, the investment in Sociedad Minera Cerro Verde S.A. was recorded at cost. Effective January 1st, 2003, such shares are presented at fair value, see note 2(g).

(c) The amount of equity participation in Yanacocha is determined from audited financial statements as of December 31, 2002 and 2003.

(d) The calculation of the equity investment in Yanacocha is as follows:

	2001	2002	2003
	S/(000)	S/(000)	S/(000)

Yanacocha shareholders' equity at beginning of year	1,381,860	1,825,493	2,435,967
Participation percentage	43.65%	43.65%	43.65%
	_________	_________	_________
Company's participation in Yanacocha equity as of January 1st ,	603,182	796,828	1,063,300
Elimination of intercompany gains(i)	(13,467)	(12,555)	(11,563)
	_________	_________	_________
Balance of investment as of January 1st	589,715	784,273	1,051,737
Participation in Yanacocha Income before cumulative effect of change in accounting principle	209,873	344,658	540,784
Participation in the cumulative effect of change in accounting principle	-	-	(49,174)
Dividends received , note 11(h)	(15,543)	(79,190)	(459,509)
Realization of intercompany gains(i)	912	991	989
Cumulative translation gain (loss)	(684)	1,005	(35,047)
	_________	_________	_________

Balance as of December 31,	784,273	1,051,737	1,049,780
	_________	_________	_________

(i) The elimination of related inter-company gains corresponds to profits generated in past years, and is presented net of the investment in Yanacocha for reporting purposes. The Company increases the investment and recognizes a gain in the share in affiliated companies as Yanacocha depreciates and amortizes the acquired assets.

(e) The movement of the amount paid over book value of
Yanacocha's shares (mining concession), net of the accumulated amortization is as follows:

	2001	2002	2003
	S/(000)	S/(000)	S/(000)

Balance as of January 1st	133,172	126,584	118,278
Amortization	(6,588)	(8,306)	(9,740)
	_________	_________	_________

Balance as of December 31	126,584	118,278	108,538
	_________	_________	_________

(f) During the first quarter of 2002, Buenaventura adquired through the Lima Stock Exchange 4,447,342 shares from El Brocal for S/12,126,000. The Company recognized an amount of S/1,591,000 as investment and S/10,535,000 as mining concession, see note 15.

In the last quarter of 2002, the Company sold 800,000 shares of El Brocal for S/1,557,000. In adittion, Buenaventura approved the distribution of a dividend equivalent to 1 common share of El Brocal for each 100 or portion of 100 common or investment shares of the Company. As a consequence, the Company granted 1,379,995 common shares of El Brocal at a market value of S/2,886,000 (S/2.09 per share). The loss originated in these transactions amounted to approximately S/1,346,000, and is presented as "other, net" in the consolidated statements of income.

In 2003, the Company sold 124,444 shares from its subsidiary El Brocal for S/4 per share. As a consequence, the interest in El Brocal decreased from 2.25 percent as of December 31, 2002 to 2.20 percent as of December 31, 2003. The gain in this transaction of approximately S/255,000 is presented as "other, net" in the consolidated statements of income.

(g) The amount recognized in the consolidated statements of income as "participation in affiliated companies, net" is made up as follows:

	2001	2002	2003
	S/(000)	S/(000)	S/(000)

Minera Yanacocha S.R.L.	204,197	337,343	532,033
Other	(17)	86	(519)
	_________	_________	_________

	204,180	337,429	531,514
	_________	_________	_________

(h) Yanacocha represents the most significant investment. The Company's share of Yanacocha earnings was significant as compared to Buenaventura's net income in 2001,2002 y 2003. Presented bellow is selected information about Yanacocha:

Economic activity -

Yanacocha is engaged in the exploration for and exploitation of gold in the open pit mines of Carachugo, San José, Maqui Maqui, Cerro Yanacocha and La Quinua; all mines are located in the department of Cajamarca, Peru. Chaupiloma is the legal owner of the mineral rights on the mining concessions exploited by Yanacocha.

Summary financial information based on the Yanacocha financial statements -

Presented below is certain summary financial information extracted from the Yanacocha financial statements and adjusted to conform to accounting practices and principles of the Company:

Summary Yanacocha balance sheet data as of December 31, 2002 and 2003:

	2002	2003
	US$(000)	US$(000)

Total assets	1,055,280	1,146,040
Total liabilities	374,822	445,170
Shareholders' equity	680,458	700,870

Summary data from the Yanacocha statements of income for the years ended 2001, 2002 and 2003:

	2001	2002	2003
	US$(000)	US$(000)	US$(000)

Total revenues	519,567	714,813	1,037,930
Operating income	156,226	271,261	495,194
Income before cumulative effect of change in accounting principle	133,797	197,972	352,765
Cumulative effect of change in accounting principle	-	-	(32,353)
Net income	133,797	197,922	320,412

Dividends paid by Yanacocha -

Cash dividends paid by Yanacocha were S/459,509,000 in 2003 (S/15,543,000 in 2001 and S/79,190,000 in 2002).

Legal proceedings -

Mercury spill incident near the town of Choropampa -

In June 2000, a transport contractor of Yanacocha spilled approximately 11 liters of mercury near the town of Choropampa, Peru, which is located 53 miles from Yanacocha. As a consequence, on September 10, 2001, Yanacocha and other defendants were named in a lawsuit by over 900 Peruvian citizens in Denver District Court of the State of Colorado (The Court). This action seeks compensatory and punitive damages based on claims associated with the mercury spill incident. This action was dismissed by the Denver District Court on May 22, 2002 and this ruling was reaffirmed by the court on July 30, 2002. Plaintiffs' attorneys appealed this dismissal.

In July 2002, Yanacocha and other defendants were served with other lawsuits in the Denver District Court for the State of Colorado and in the United States District Court for the District of Colorado, by approximately 140 additional Peruvian plaintiffs and by the same plaintiffs who filed the September 2001 lawsuit. These actions also seek compensatory and punitive damages based on claims associated with the mercury spill incident near the town of Choropampa. These lawsuits have been stayed pending the outcome of the first appeal.

At the date of the report, Yanacocha can not reasonable predict the final outcome of any of the described lawsuits.

Cerro Quilish -

Yanacocha was involved in a dispute with the Provincial Municipality of Cajamarca regarding the authority of that governmental body to regulate the development of the Cerro Quilish ore deposit (which contains reserves of approximately 3.2 million ounces of gold). Cerro Quilish is located in the same watershed in which the City of Cajamarca is located. The Municipality has enacted an ordinance declaring Cerro Quilish and its watershed to be a reserve and naturally protected area. Yanacocha has challenged this ordinance on the grounds that, under Peruvian law, local governments lack authority to create such areas. In May 2002, the Peruvian Constitutional Court was installed in Lima to hear the case. The case was heard in early 2003 and the Court ruled on April 7, 2003 and established that the Yanacocha right to prospect and explore, according to its mining concessions, are free and clear from encumbrance.

The Court has required Yanacocha to complete a full environmental impact study, conducted by independent and certified organizations or institutions, prior to initiating any development at Cerro Quilish, and adopt mitigation measures necessary to protect the quality and quantity of the water supply of the city of Cajamarca.

Arbitration with a contractor -

In November 2003, Yanacocha received a notice for arbitration from a contractor relating to a fee and contractual dispute for civil construction works performed at Carachugo. The estimated amount of the claim is approximately US$12 million. While Yanacocha has not accepted the validity of the contractor claim, the parties are engaged in a mediation process. The outcome of this process is uncertain; however, an adverse decision is not expected to have a material adverse effect on the Yanacocha's financial condition.

12. Property, plant and equipment and accumulated depreciation

(a) The 2003 movement within the property, plant and equipment and accumulated depreciation accounts is shown below:

	Beginning balance	Addition for change in accounting principle, note 3	Additions	Retirements	Sales	Write-off	Transfers	Ending balance
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Cost
Land	5,810	-	136	-	-	-	-	5,946
Buildings, constructions and other	360,791	-	418	(2,131)	(157)	(2,713)	14,413	370,621
Machinery and equipment	506,783	-	33,576	(2,244)	(5,835)	(6,411)	(5,226)	520,643
Transportation units	30,251	-	220	(16)	(1,380)	(2,347)	1,691	28,419
Furniture and fixtures	11,604	-	567	-	(48)	(761)	4,513	15,875
Work in progress	16,474	-	29,729	(4,485)	-	(1,510)	(15,391)	24,817
Mine closure costs, notes 3 and 17	-	6,629	-	-	-	-	-	6,629
	_________	_________	_________	_________	_________	_________	_________	_________
	931,713	6,629	64,646	(8,876)	(7,420)	(13,742)	-	972,950
	_________	_________	_________	_________	_________	_________	_________	_________

Accumulated depreciation
Building, constructions and other	171,450	-	14,920	(2,012)	-	(1,205)	-	183,153
Machinery and equipment	363,033	-	30,623	(662)	(5,735)	(6,030)	-	381,229
Transportation units	20,724	-	2,196	(15)	(1,320)	(2,072)	-	19,513
Furniture and fixtures	8,983	-	742	-	(50)	(708)	-	8,967
Mine closure costs, notes 3 and 17	-	3,301	259	-	-	-	-	3,560
	_________	_________	_________	_________	_________	_________	_________	_________
	564,190	3,301	48,740	(2,689)	(7,105)	(10,015)	-	596,422
	_________	_________	_________	_________	_________	_________	_________	_________

Net cost	367,523							376,528
	_________							_________

(b) Fully depreciated assets amount to S/322,987,000 and S/321,114,000 as of December 31, 2002 and 2003, respectively

(c) The distribution of annual depreciation expense to the balance sheet and statement of income captions was as follow:

	2001	2002	2003
	S/(000)	S/(000)	S/(000)

Inventories	2,826	1,796	779
Operating costs	37,995	39,134	44,984
Exploration costs in non-operative mining areas	2,100	2,125	457
Other, net, note 29	-	-	2,520
	_________	_________	_________

	42,921	43,055	48,740
	_________	_________	_________

(d) In 2001, an impairment loss of S/17,381,000 related to constructions at Julcani and Huachocolpa was recognized, after Management closed operations at those mining sites. Additionally, subsidiaries of the Company had idle asset write-offs in the amount of S/2,311,000.

During 2003, the subsidiaries El Brocal and Compañía Minera Colquirrumi S.A. wrote-off idle assets for aproximately S/3,877,000 (S/1,364,000 during the year 2002). This amount is presented as "assets impairment loss and write off" in the consolidated statements of income.

13. Development costs and mineral land, net

(a) Movements of the cost and accumulated amortization follows:

	Balance as of January 1st, 2002	Additions	Retirement due to sale of investment in shares	Balance as of December 31, 2002	Additions due to change in accounting principle, note 3	Additions	Write-off	Balance as of December 31, 2003
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Development cost
Antapite	49,936	-	-	49,936	-	4,222	-	54,158
Uchucchacua	46,589	19,260	-	65,849	-	21,404	-	87,253
Orcopampa	14,409	3,321	-	17,730	-	9,754	-	27,484
Tajo Norte	11,246	-	-	11,246	-	-	(11,246)	-
Ishihuinca	15,760	-	-	15,760	-	87	-	15,847
Huallanca	4,317	-	(4,317)	-	-	-	-	-
Mine closure costs, notes 3 and 17	-	-	-	-	7,420	-	-	7,420
Other	945	261	-	1,206	-	-	-	1,206
	________	________	________	________	________	________	________	________
	143,202	22,842	(4,317)	161,727	7,420	35,467	(11,246)	193,368
	________	________	________	________	________	________	________	________

Mineral lands
Los Tapados	13,164	-	-	13,164	-	-	-	13,164
Coshuro	2,344	-	-	2,344	-	-	-	2,344
Ishihuinca	464	-	-	464	-	-	-	464
Other	4,778	35	-	4,813	-	1,238	(345)	5,706
	________	________	________	________	________	________	________	________
	20,750	35	-	20,785	-	1,238	(345)	21,678
	________	________	________	________	________	________	________	________

Total cost	163,952	22,877	(4,317)	182,512	7,420	36,705	(11,591)	215,046
	________	________	________	________	________	________	________	________

	Balance as of January 1st, 2002	Additions	Write-off	Balance as of December 31, 2002	Addition due to change in accounting principle, note 3	Additions	Write-off	Balance as of December 31, 2003
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Accumulated amortization of:
Development costs
Antapite	2,380	4,707	-	7,087	-	4,724	-	11,811
Uchucchacua	24,688	5,892	-	30,580	-	4,782	-	35,362
Orcopampa	2,188	2,553	-	4,741	-	5,075	-	9,816
Tajo Norte	3,269	887	-	4,156	-	-	(4,156)	-
Ishihuinca	13,319	-	-	13,319	-	938	-	14,257
Huallanca	7	-	(7)	-	-	-	-	-
Mine closure costs, notes 3 and 17	-	-	-	-	2,494	385	-	2,879
Other	13	1,193	-	1,206	-	-	-	1,206
	________	________	________	________	________	________	________	________
	45,864	15,232	(7)	61,089	2,494	15,904	(4,156)	75,331
	________	________	________	________	________	________	________	________

Mineral lands
Los Tapados	1,357	1,316	-	2,673	-	1,317	-	3,990
Coshuro	242	234	-	476	-	235	-	711
Ishihuinca	464	-	-	464	-	-	-	464
Other	2,473	494	-	2,967	-	288	(55)	3,200
	________	________	________	________	________	________	________	________
	4,536	2,044	-	6,580	-	1,840	(55)	8,365
	________	________	________	________	________	________	________	________

Total accumulated amortization	50,400	17,276	(7)	67,669	2,494	17,744	(4,211)	83,696
	________	________	________	________	________	________	________	________

Net carrying value	113,552			114,843				131,350
	________			________				________

(b) The annual amortization expense was distributed as follows:

	2001	2002	2003
	S/(000)	S/(000)	S/(000)

Exploration and development costs in operational mining sites, note 24	9,761	14,285	15,068
Operating costs	2,000	2,043	2,449
Inventories	741	948	227
	_________	_________	_________

	12,502	17,276	17,744
	_________	_________	_________

14. Deferred stripping costs

The movements of deferred stripping costs during the years ended as of December 31, 2001, 2002 and 2003 were as follows:

	2001	2002	2003
	S/(000)	S/(000)	S/(000)

Beginning balance	14,384	27,861	39,777
Additions	13,477	11,916	13,660
	________	________	________

Ending balance	27,861	39,777	53,437
	________	________	________

15. Mining concessions and goodwill, net

(a) Movements within the mining concession and goodwill cost and accumulated amortization accounts were as follows:

	Balance of January 1, 2002	Additions	Retirements	Balance as of December 31, 2002	Additions	Retirements	Balance as of December 31, 2003
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Cost
Compañía de Exploraciones, Desarrollo e Inversiones Mineras S.A.C.- CEDIMIN	170,694	-	(3,071)	167,623	-	-	167,623
Inversiones Colquijirca S.A.	40,492	-	-	40,492	-	-	40,492
Consorcio Energético de Huancavelica S.A.	8,687	-	-	8,687	-	-	8,687
Sociedad Minera El Brocal S.A.A., note 11(f)	-	10,537	(5,080)	5,457	-	(167)	5,290
	_________	_________	_________	_________	_________	_________	_________
	219,873	10,537	(8,151)	222,259	-	(167)	222,092
	_________	_________	_________	_________	_________	_________	_________
Accumulated amortization
Compañía de Exploraciones, Desarrollo e Inversiones Mineras S.A.C. - CEDIMIN	20,177	10,552	-	30,729	10,512	-	41,241
Inversiones Colquijirca S.A.	10,089	4,251	-	14,340	2,961	-	17,301
Consorcio Energético de Huancavelica S.A.	74	889	-	963	867	-	1,830
Sociedad Minera El Brocal S.A.A.	-	934	-	934	510	-	1,444
	_________	_________	_________	_________	_________	_________	_________
	30,340	16,626	-	46,966	14,850	-	61,816
	_________	_________	_________	_________	_________	_________	_________

Net cost	189,533			175,293			160,276
	__________			__________			_________

(b) Management estimates that the amortization expense for each of the next five years will be approximately S/15,000,000.

16. Bank loans

Bank loans, contracted in U.S. dollars, consist of:

	Annual interest rate	2002	2003
		S/(000)	S/(000)

Sociedad Minera El Brocal S.A.A.
Banco de Crédito del Perú	Ranging from 3.69% to 3.81%	10,756	5,681
Banco Internacional del Perú - Interbank	Ranging from 3.71% to 4.48%	7,171	4,676
Banco Wiese Sudameris	Ranging from 5.32% to 5.84%	4,965	-
Banco Interamericano de Finanzas - BIF	3.72%	3,155	1,559

Inversiones Mineras del Sur S.A.
Banco Wiese Sudameris	3.38%	7,791	-
Banco Wiese Sudameris	3.88%	6,454	-
Banco de Crédito del Perú	2.63%	3,585	-
Banco de Crédito del Perú	2.66%	-	10,046

Other subsidiaries		338	403
		______	______
		44,215	22,365
		______	______

Bank loans were obtained to finance working capital needs and have short-term maturities. The pre-export loans obtained by Sociedad Minera El Brocal S.A.A. are guaranteed by the related shipments of lead and zinc concentrate inventories. The other bank loans do not have specific guarantees.

The weighted average annual interest rates on bank loans were 3.51 percent and 4.24 percent during 2002 and 2003, respectively. The weighted average annual interest rate was 4.39 percent at December 31, 2002 and 9.33 percent at December 31, 2003.

17. Other current liabilities

This item consists of:

	2002	2003
	S/(000)	S/(000)

Stock Appreciation Rights	8,697	54,779
Accrual for mine closing and environmental protection expenses	7,105	48,810
Taxes payable	18,025	27,169
Royalties payable, note 36	5,199	4,404
Remuneration and similar benefits payable	8,454	3,685
Dividends payable	1,355	1,752
Accrual for exchange difference loss related to a forward contract, note 33	3,408	737
Other liabilities, each individually less than S/1,500,000	11,981	13,988
	_________	_________
	64,224	155,324

Less - Long-term portion
Stock Appreciation Rights	(7,502)	(45,902)
Accrual for mine closing and environmental protection expenses	(7,105)	(27,361)
	_________	_________

	49,617	82,061
	_________	_________

Stock Appreciation Rights -

The Company has a program under which certain executives earn a cash bonus equal to that executive's allotted number of shares multiplied by the difference between the market value at a future date of the Company's shares and the base price on the executive's share. This program remains in effect as long as the executive works for the Company at each program's settlement date.

The measurement is made at the end of each reporting period based on the current market price of the shares. Compensation expense is recognized ratably over the vesting period established in each program.

The number of shares units which will be granted to executives subject to the stock appreciation rights bonus in future years, are as follows:

Years	Numbers of shares

2003	52,500
2004	94,900
2005	150,300
2006	182,700
2007	187,100
2008	165,900
Thereafter	246,600
_________

1,080,000
_________

As of December 31, 2003, the Company recorded an expense amounting to S/47,277,000 in connection with this program (S/2,267,000 and S/6,429,000 in 2001 and 2002, respectively), which is recorded in the "general and administrative" caption in the consolidated statements of income.

Accrual for mine closing and environmental protection expenses -

A detail of the movements within the accrual for mine closing and environmental protection expenses follows:

S/(000)

Balance as of January 1st, 2001	11,533
Additions	1,132
Disbursements	(2,325)
Loss from exposure to inflation	213
_________
Balance as of December 31, 2001	10,553
Disbursements	(3,269)
Gain from exposure to inflation	(179)
_________
Balance as of December 31, 2002	7,105
Disbursements	(3,467)
Cumulative effect of change in accounting principle	38,779
Accretion expense, note 29	4,503
Loss from exposure to inflation	1,890
_________
Balance as of December 31, 2003	48,810
_________

The accrual for mine closing and environmental protection expenses is based on studies completed by independent engineers and completed in accordance with current environmental protection regulations.

18. Long-term debt

(a) Long-term debt, principally denominated in U.S. dollars, consists of:

Entity	Guarantee	Annual interest rate	Final maturity	2002	2003
				S/(000)	S/(000)

Inversiones Mineras del Sur S.A.
Banco de Crédito del Perú (i)	Guaranteed by Buenaventura	4.5%	August 2005	71,706	69,280

Consorcio Energético de Huancavelica S.A.
BBVA Banco Continental	Guaranteed by Buenaventura	Libor plus 1.2% (2.36% as of December 31, 2003)	April 2005	33,403	18,417

Sociedad Minera El Brocal S.A.A. (c)
Banco de Crédito del Perú	No specific guarantees	Libor plus 3.75% (4.91% as of December 31, 2003)	September 2006	19,720	17,464
Teck Cominco Metals Ltd. (ii)	No specific guarantees	Libor plus 6% (7.16% as of December 31, 2003)	December 2006	6,061	5,237
Other				792	108
				________	________
				131,682	110,506

Less-Current portion				(17,345)	(67,162)
				________	________

Long-term portion				114,337	43,344
				________	________

(i) This note contains a quarterly roll over provision, has a final maturity date in 2008 and is fully guaranteed by Buenaventura. In January 2004, this loan was rolled over with an annual interest rate of 4.5%.

(ii) This loan is subordinated to the obligations established in the loan agreement signed with Banco de Crédito del Perú. The date of payment has been deferred to December 2006.

    The long-term debt maturity schedule of December 31, 2003 is as follows:

Year ended December 31,	Amount
S/(000)

2005	36,981
2006	6,363
________

43,344
_________

(c) The financing agreements include certain covenants that require compliance with financial indicators as specified in the contracts. As of December 31, 2002 and 2003, the Company has fulfilled all commitments related to financial indicators.

(d) The weighted average interest rates on long-term debt were 7.68 percent and 4.81 percent in 2002 and 2003, respectively.

19. Minority interest

The minority interest liability shown in the consolidated balance sheets consists of:

	2002	2003
	S/(000)	S/(000)

Inversiones Colquijirca S.A.	31,663	26,465
S.M.R.L. Chaupiloma Dos de Cajamarca	13,664	13,562
Minera Paula 49 S.A.C.	1,661	2,148
Inversiones Mineras del Sur S.A.	1,093	8,315
Compañía Minera Colquirrumi S.A.	(1,382)	(3,980)
Other	(304)	(344)
	_________	_________

	46,395	46,166
	_________	_________

Minority interest income (expense) is presented in the consolidated statements of income and consist of:

	2001	2002	2003
	S/(000)	S/(000)	S/(000)

Inversiones Colquijirca S.A.	16,977	(1,796)	(9,951)
Inversiones Mineras del Sur S.A.	1,986	(1,639)	(7,536)
S.M.R.L. Chaupiloma Dos de Cajamarca	(15,199)	(22,041)	(31,625)
Compañía Minera Colquirrumi S.A.	263	905	1,514
Other	24	299	(1,042)
	_________	_________	_________

	4,051	(24,272)	(48,640)
	________	________	________

20. Shareholders' equity

(a) Capital stock -

The Company has common shares that represent the 100 percent of its outstanding share capital. Holders of common shares are entitled to one vote per share, with the exception of the election of the Board of Directors, where each such holder is entitled to one vote per share per nominee. Each holder's votes may be cast all for a single nominee or distributed among the nominees at the holder's discretion. Holders of common shares may attend and vote at shareholder meetings either in person or through a proxy. Additionally, holders of common shares have the right to participate in the distribution of dividends and shareholders' equity resulting from liquidation.

The Mandatory Annual Shareholders' meeting held on March 26, 2002, decide to increase the Company's capital stock from S/137,444,962 to S/549,779,848 (from S/188,650,000 to S/616,219,000, in constant values of December 31, 2003) through the capitalization of a portion of retained earnings as of December 31, 2001, and by increasing the nominal value of the common shares - Series A and B from S/1 to S/4. From the capitalized amount of S/412,334,886 (approximately S/427,569,000 in constant value as of December 31, 2003), S/129,266,262 corresponds to common shares - Series A and S/283,068,624 to common shares - Serie B.

The Shareholders' Meeting held on April 30, 2002 approved the re-designation of common shares - Series B as common shares - Series A, and then immediately approved the re-designation of common shares - Series A as common shares. As a consequence, since May 3, 2002, the Company's capital stock is comprised of 137,444,962 common shares with a nominal value of S/4 each. As a result of the restatement of the 2003 financial statements for inflation at December 31, 2003, the Company is permitted to issue additional common shares for a total value of S/66,439,000.

As explained in note 2(u), the nominal value of treasury shares adjusted by inflation, is presented net of the capital stock. The detail of the capital stock as of December 31, 2003 follows:

	Number of shares	Nominal value	Gain (loss) from exposure to inflation	Capital stock
		S/(000)	S/(000)	S/(000)

Common shares	137,444,962	549,780	66,439	616,219
Treasury shares	(10,565,130)	(42,261)	(5,078)	(47,339)
	___________	________	_________	_______

	126,879,832	507,519	61,361	568,880
	__________	_______	________	_______

In October 28, 2003, the Board of Directors decided to modify the ADR's program with the Bank of New York. Effective November 12, 2003, each ADR corresponds to one common share; formerly, each ADR corresponded to two common shares.

(b) Investment shares -

The investment shares do not represent the Company's stock obligation. Holders of investment shares are neither entitled to exercise voting rights nor to participate in shareholder meetings. However, investment shares confer upon the holders thereof the right to participate in the dividends distributed according to their nominal value, in same manner as common shares.

The Annual Shareholders' meeting mentioned in paragraph (a) above, also decided to increase the investment shares account from S/372,320 to S/1,489,280 (from S/508,000 to S/1,667,000,in constant values of December 31, 2003), by increasing the nominal value of investment shares from S/1 to S/4, concurrent with the capitalization of a portion of retained earnings equal to S/1,116,960 (S/1,159,000 in constant value as of December 31, 2003). As a consequence, effective May 3, 2002, there are 372,320 investment shares with a nominal value of S/4 each.

As explained in note 2(u), the nominal value of treasury shares adjusted by inflation is presented net of the investment shares. The detail of the investment shares as of December 31, 2003 follows:

	Number of shares	Nominal value	Gain (loss) from exposure to inflation	Investment shares
		S/(000)	S/(000)	S/(000)

Investment shares	372,320	1,489	178	1,667
Treasury shares	(15,933)	(63)	-	(63)
	___________	__________	_________	_______

	356,387	1,426	178	1,604
	__________	_________	________	_______

(c) Additional capital -

The additional capital of the Company includes the following as of December 31, 2003:

- The premium received on the issuance of Series B common shares for S/521,292,000,

- The income from the sale of ADR explained in the paragraph 20(e) for S/28,871,000, and

- The difference between constant nominal values of treasury shares (common and investment) and the cost of such shares for S/31,971,000.

(d) Legal reserve -

According to the Ley General de Sociedades (General Corporations Law), applicable to individual and unconsolidated financial statements, a minimum of 10 percent of distributable income in each year, after deducting income tax, shall be transferred to a legal reserve, until such reserve is equal to 20 percent of capital stock. This legal reserve may be used to offset losses or may be capitalized; however, if used to offset losses or if capitalized, the reserve must be replenished with future profits.

(e) Treasury shares -

As explained in note 2(u), the values of treasury shares are presented net of the capital stock, investment shares and additional capital accounts.

The principal transactions occurred during 2001, 2002 and 2003 follow:

In January of 2001, in compliance with Article N.104 of the Nueva Ley General de Sociedades (New General Corporations Law), Buenaventura sold through a Lima Stock Exchange transaction its treasury shares. The treasury shares, which were constituted by 628,856 common shares - Series A, with a carrying value of S/8,403,000, were sold to its subsidiary Condesa for a total value of S/17,852,000. The gain generated by this sale amounted to S/9,449,000 and was eliminated in the consolidation of the financial statements as such arose as a result of an inter-company transaction.

In September of 2001, with the participation of the Bank of New York, Condesa exchanged through the Lima Stock Exchange 1,000,000 of Buenventura's common shares - Series B for 500,0000 ADR (one ADR has a value equivalent to two shares). Subsequently, Condesa sold to third parties 178,000 ADR for approximately S/13,773,000 which is presented in the consolidated statements of changes in shareholders' equity.

In the first quarter of 2002, Condesa sold to third parties an additional 322,000 ADR for approximately S/24,015,000, which is presented in the consolidated statements of changes in shareholders' equity.
    Declared and paid dividends -

Dividends 2003 -

The Annual Shareholders' meeting held on March 31, 2003 approved a cash dividend of S/42,133,000 (equivalent to S/0.30 per share), from retained earnings as of December 31, 2002. The dividends were available to shareholders in April 2003.

The Board of Directors meeting held on July 31, 2003 approved an extraordinary dividend of S/76,530,000 (equivalent to S/0.56 per share), corresponding to a portion of the retained earnings as of December 31, 2002. The dividends were available to shareholders in August 2003.

The Board of Directors' meeting held on October 28, 2003 approved a dividend distribution of S/45,540,000 (equivalent to S/0.33 per share), corresponding to a portion of the retained earnings as of December 31, 2002. The dividends were available to shareholders in November 2003.

During 2003, the dividends paid to the subsidiary Condesa for Company's shares amounted to S/12,474,000. This amount is presented net of declared and paid dividends in the consolidated statements of shareholders' equity.

Dividends 2002 -

The Annual Shareholders' meeting held on March 26, 2002 approved a cash dividend of S/30,159,000 (equivalent to S/0.21 per share), from retained earnings as of December 31, 2001. The cash dividend includes dividends of S/2,313,000 paid to a subsidiary. The dividends were available to Shareholders in April 2002.

The Board of Directors' meeting held on October 22, 2002 approved a dividend distribution of S/44,701,000 (equivalent to S/0.33 per common share), corresponding to a portion of the retained earnings as of December 31, 2002. The cash dividend includes dividends of S/3,437,000 paid to a subsidiary. In addition, the Board of Directors approved a dividend distribution to be paid using the shares of Sociedad Minera El Brocal S.A.A. (The El Brocal share dividend paid one El Brocal share to all entities and individuals holding between 1 and 100 common or investment shares of Buenaventura; entities or individuals with more than 100 shares were allotted one additional El Brocal share for each 100 common or investment shares held). Pursuant to this dividend declaration, the Company distributed 1,379,995 common shares of El Brocal at a fair value of S/2,886,000 (S/2.09 per share), including El Brocal stock dividends to a subsidiary with a fair value equal to S/221,000. The net carrying value of these shares was S/3,698,000, after having recognized a loss of S/812,000, which is presented as "other, net" in the consolidated statements of income. Cash dividends and dividends in shares of El Brocal were available in December 2002.

Dividends 2001 -

The Mandatory Annual Shareholders' meeting held on March 29, 2001 approved a cash dividend of S/35,512,000 (equivalent to S/0.26 per share), from retained earnings as of December 31, 2000. The cash dividends include dividends of S/2,980,000 paid to a subsidiary. The dividends were available to shareholders in May 2001.

In addition, the Board of Directors' meeting held on October 29, 2001 approved a cash dividend of S/15,565,000 (equivalent to S/0.11 per share), on profits of the year 2001. The cash dividends include dividends of S/1,277,000 paid to a subsidiary. The dividends were available to shareholders in November 2001.

(g) Cumulative translation gain (loss) -

This amount corresponds to the exchange differences that arise as a result of applying the methodology described in Note 2 (g) when translating the financial statements of Yanacocha from U.S. dollars to Peruvian Nuevos Soles.

These exchange differences will be presented in equity until the related investment is disposed of.

21. Taxation

(a) The Company is subject to Peruvian tax law. Effective January 1, 2004, the following changes to tax law are in force:

    The statutory income tax rate in Peru is 30 percent. Until December 31, 2003, the income tax rate was 27 percent.
    Transactions for amounts greater than S/5,000 or US$1,500 should be carried out through the financial system. Any payment made outside of this system will not be valid for tax purposes.
    Effective March 1, 2004, individual persons and corporations must pay a tax of 0.15 percent on debits and credits in bank accounts. This tax will be deductible for income tax purposes.

(b) The tax authorities are legally entitled to review and, if necessary, adjust the income tax calculated by the Company during the four years subsequent to the year of the related tax return filing. The income tax and value added tax returns of the following years are pending review by the tax authorities:

Entity	Years open to review by tax authorities

Buenaventura	2000, 2001, 2002 and 2003
Buenaventura Ingenieros S.A.	2000, 2001, 2002 and 2003
Compañía de Exploraciones, Desarrollo e Inversiones Mineras S.A.C. - CEDIMIN	2002 and 2003
Compañía Minera Condesa S.A.	2000, 2001, 2002 and 2003
Compañía Minera Colquirrumi S.A.	2000, 2001, 2002 and 2003
Consorcio Energético de Huancavelica S.A.	2000, 2001, 2002 and 2003
Contacto Corredores de Seguros S.A.	2000, 2001, 2002 and 2003
Inversiones Colquijirca S.A.	2002 and 2003
Inversiones Mineras del Sur S.A.	2002 and 2003
Metalúrgica Los Volcanes S.A.	2000, 2001, 2002 and 2003
Minera Paula 49 S.A.C.	2002 and 2003

Minas Conga S.R.L.	2002 and 2003
S.M.R.L. Chaupiloma Dos de Cajamarca	2000, 2001, 2002 and 2003

Due to various possible interpretations of current legislation, it is not possible to determine whether or not future reviews will result in tax liabilities for the Company. In the event that additional taxes payable, interest and surcharges result from tax authority reviews, they will be charged to expense in the period assessed and paid. However, in the opinion of Management, there are no issues that may result in significant tax contingencies for the Company and any additional tax assessment would not be significant to the consolidated financial statements as of December 31, 2003 and 2002.

(c) During the year 2000, Yanacocha was notified with tax assessments in the amount of US$24.4 million in connection to the income tax and value added tax - VAT for years 1998 and 1999, as well as for VAT corresponding to January and February 2000. With the purpose of eliminating some of these contingencies, Yanacocha filed for the "Sistema Especial de Actualización y Pago de Deudas Tributarias - SEAP" which allows for the payment of incorrectly declared taxes and eliminates fines and accrued interest at preferential rates.

Although Yanacocha filed for the SEAP, it still has a lawsuit outstanding before the Supreme Court of Justice for US$3.1 million related to a claim for an overstatement of the income tax calculated in prior years and to a claim for the recognition by the tax authorities of a tax credit related with the VAT paid in the resolution of a service contract.

In the opinion of Yanacocha's Management and its law advisors, there are no issues that may result in significant tax contingencies.

(d) The tax losses of Buenaventura and its consolidated subsidiaries can not offset taxable income of other subsidiary. The detail of the tax loss carryforward of Buenaventura and its subsidiaries is as follows:

		Year of expiration
	S/(000)

Buenaventura	20,650	2004
Minera Paula 49 S.A.C.	317	2004 and 2005
Inversiones Colquijirca S.A. (Sociedad Minera El Brocal S.A.A.)	26,773	2004 and 2005
Compañía de Exploraciones, Desarrollo e Inversiones Mineras S.A.C. - CEDIMIN	23,157	2004, 2005 and thereafter
Buenaventura Ingenieros S.A.	517	2005
Compañía Minera Condesa S.A.	37,305	2004, 2005 and thereafter
Compañía Minera Colquirrumi S.A.	9,905	2004, 2005 and thereafter
	_________

	118,624
	_________

The tax losses will be adjusted according to the variation of the National Wholesale Price Level index (IPM) between December 31, 2003 and the last month of the period in which the settlement with taxable income is effective. The tax loss carryforward amount is subject to the result of the reviews from the tax authority indicated in the previous paragraph (b).

22. Net sales by geographic region

The Company's revenues primarily result from the sale of precious metal concentrates, including silver-lead, silver-gold, zinc and lead-gold-copper concentrates and dore bars. The following table shows net sales by geographic region:

	2001	2002	2003
	S/(000)	S/(000)	S/(000)

Peru	256,520	312,458	365,281
Europe	127,350	167,699	276,070
North America	29,794	36,418	27,448
Asia	49,721	19,995	24,847
Oceania	-	5,014	2,160
	_________	_________	_________
	463,385	541,584	695,806

Income from hedging transactions, note 33 (b)	321	7,231	5,153
	_________	_________	_________

	463,706	548,815	700,959
	_________	_________	_________

See Note 35, which discusses sales commitments and concentrations.

23. Operating costs

This item is made up as follows:

	2001	2002	2003
	S/(000)	S/(000)	S/(000)

Contractors	77,141	85,180	109,927
Supplies	72,445	66,510	70,886
Personnel expenses	59,047	57,481	63,998
Other	50,295	53,774	45,467
	_________	_________	_________

	258,928	262,945	290,278
	_________	_________	_________

24. Exploration and development costs in operational mining sites

This item is made up as follows:

	2001	2002	2003
	S/(000)	S/(000)	S/(000)

Exploration expenses
Uchucchacua	14,973	20,402	21,855
Orcopampa	11,393	16,676	20,861
Antapite	2,574	9,141	12,361
Shila	2,048	4,738	4,799
Ishihuinca	2,011	2,307	3,936
Julcani	-	2,564	1,551
Paula	3,181	2,136	1,240
Huallanca	3,581	-	-
Yanaquihua	2,421	-	-
Other	8,742	1,783	40
	_________	_________	_________
	50,924	59,747	66,643
Amortization of development costs, note 13(b)	9,761	14,285	15,068
	_________	_________	_________
	60,685	74,032	81,711
	_________	_________	_________

25. General and administrative expenses

This item is made up as follows:

	2001	2002	2003
	S/(000)	S/(000)	S/(000)
Long-term officers' compensation, note 17	2,267	6,429	47,277
Personnel expenses	32,858	33,387	28,115
Professional fees	9,281	14,211	15,894
Accrual for doubtful receivables, note 8(b)	1,018	314	5,674
Board member's remuneration	2,804	2,913	3,679
Insurance	1,243	1,502	1,649
Supplies	1,687	1,481	899
Rentals	2,380	842	943
Maintenance	911	756	715
Other expenses	9,993	13,759	12,563
	_________	_________	_________
	64,442	75,594	117,408
	_________	_________	_________

26. Exploration costs in non-operational mining areas

This item is made up as follows:

	2001	2002	2003
	S/(000)	S/(000)	S/(000)

Exploration in areas external to the mining sites
Joint ventures	21,395	28,498	43,658
	_________	_________	_________

Exploration in mining sites
Julcani	10,352	1,651	4,094
Huachocolpa	12,815	4,912	1,857
Paula	-	-	2,742
Antapite	-	1,801	-
	_________	_________	_________
	23,167	8,364	8,693
	_________	_________	_________

Studies and project expenses	4,863	1,564	4,136
	_________	_________	_________

	49,425	38,426	56,487
	_________	_________	_________

27. Selling expenses

This item is made up as follows:

	2001	2002	2003
	S/(000)	S/(000)	S/(000)

Freight	19,244	15,933	17,564
Sundry services	4,550	5,258	5,940
Other	3,061	1,987	1,068
	_________	_________	_________

	26,855	23,178	24,572
	_________	_________	_________

28. Interest income and expense

This item is made up as follows:

	2001	2002	2003
	S/(000)	S/(000)	S/(000)

Interest income
Interest on loans	3,535	139	317
Interest on deposits	10,310	8,646	5,376
Change in the market value of the investment fund, note 7	-	-	1,728
	_________	_________	_________

	13,845	8,785	7,421
	_________	_________	_________

Interest expense
Interest on loans	(17,735)	(14,750)	(7,017)
Interest on overdrafts and other	(345)	(1,172)	(1,264)
	_________	_________	_________

	(18,080)	(15,922)	(8,281)
	_________	_________	_________

29. Other income and expense, net

This item is made up as follows:

	2001	2002	2003
	S/(000)	S/(000)	S/(000)

Other income
Gain on sale of supplies, net	-	2,935	2,737
Revenues from sale of energy, net	741	1,022	1,372
Revenues from services provided to Yanacocha, net	-	1,596	1,189
Gain on sale of property, plant and equipment	-	1,651	1,120
Gain from termination of contract, note 37(b)	6,563	-	-
Gain on sale of shares, note 11(f)	-	-	255
Other	6,567	3,365	34
	_________	_________	_________

	13,871	10,569	6,707
	_________	_________	_________

Other expenses
Accretion expense, notes 3 and 17	-	-	4,503
Depreciation, note 12(c)	-	-	2,520
Administrative penalties	-	-	1,580
Project for social development in the department of Huancavelica	-	770	1,252
Additional taxes	304	1,468	1,188
Employee termination bonuses	1,040	1,465	997
Accrual for impairment loss on investments	-	1,442	833
Loss on sale of shares, note 11(f)	-	1,346	-
Other	-	1,262	6,040
	_________	_________	_________
	1,344	7,753	18,913
	_________	_________	_________

Net	12,527	2,816	(12,206)
	_________	_________	_________

30. Income tax and workers' profit sharing

(a) The income tax and workers' profit sharing expense (benefit) amounts shown in the consolidated statements of income are made up as follows:

	2001	2002	2003
	S/(000)	S/(000)	S/(000)

Expense (benefit) for Income tax
Current
S.M.R.L. Chaupiloma Dos de Cajamarca	16,379	20,522	29,250
Inversiones Mineras del Sur S.A.	-	-	6,237
Compañía Minera Condesa S.A.	4,709	-	-
Minera Shila S.A.C.	-	2,213	-
Other	143	308	1,223
	_________	_________	_________
	21,231	23,043	36,710
	_________	_________	_________
Deferred
Buenaventura	-	-	(218,145)
Inversiones Colquijirca S.A.	2,944	2,544	(4,686)
Inversiones Mineras del Sur S.A.	-	-	(2,668)
Minera Shila S.A.C.	(265)	17	-
Other	1,532	-	(235)
	_________	_________	_________
	4,211	2,561	(225,734)
	_________	_________	_________
Total	25,442	25,604	(189,024)
	_________	_________	_________

	2001	2002	2003
	S/(000)	S/(000)	S/(000)

Expense (benefit) for workers' profit sharing (i)
Current
Inversiones Mineras del Sur S.A.	-	-	2,013
Minera Shila S.A.C.	-	713	-
Other	-	-	178
	_________	_________	_________
	-	713	2,191
	_________	_________	_________
Deferred
Buenaventura	-	-	(59,958)
Inversiones Colquijirca S.A.	124	819	(1,358)
Inversiones Mineras del Sur S.A.	-	-	(773)
Minera Shila S.A.C.	(85)	6	-
Other	665	-	(51)
	_________	_________	_________
	704	825	(62,140)
	_________	_________	_________
Total	704	1,538	(59,949)
	_________	_________	_________

(i) In accordance with Peruvian legislation, mining companies that have more than 20 employees should accrue an amount equal to 8 percent of annual taxable income to be distributed under an employee profit-sharing plan. As of December 31, 2001, 2002 and 2003, S.M.R.L. Chaupiloma Dos de Cajamarca and Compañía Minera Condesa S.A. have less than 20 employees.

(b) As explained in Note 2(r), the Company recognizes temporary differences between tax and book bases of assets and liabilities through the recording of deferred tax assets and liabilities. The income tax and workers' profit sharing liability is composed of the following items:

		Debit (credit) to the Consolidated statements of income
		______________________________________________________
	Balance as of January 1, 2003	Deferred income tax and workers' profit sharing	Effect for the change of income tax rate	Cumulative effect for change in accounting principle	Balance as of December 31, 2003
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Deferred asset
Deffered income from sale of future production	-	240,940	-	-	240,940
Tax loss carryforward	47,201	(19,890)	1,341	-	28,652
Long-term officers' compensation	2,856	12,218	1,267	-	16,341
Closure mining sites	2,333	1,381	1	10,401	14,116
Exploration expenses	4,124	(237)	347	6,296	10,530
Impairment of property, plant and equipment	5,883	(359)	464	-	5,988
Unrealized gain with affiliates	4,579	(326)	358	-	4,611
Slow moving and obsolescence supplies reserve	3,457	273	168	-	3,898
Allowance for doubtful accounts receivable	-	1,759	-	-	1,759
Other	542	2,497	25	-	3,064
	_________	_________	_________	_________	_________
	70,975	238,256	3,971	16,697	329,899

Less - Allowance for deferred asset recoverability	(69,590)	54,321	(733)	(3,405)	(19,407)
	_________	_________	_________	_________	_________

Deferred asset	1,385	292,577	3,238	13,292	310,492
	________	________	________	________	________

Deferred liability
Mineral stripping costs	(13,063)	(5,961)	-	-	(19,024)
Other	(5,941)	(1,487)	(493)	-	(7,921)
	_________	_________	_________	_________	_________
Deferred liability	(19,004)	(7,448)	(493)	-	(26,945)
	_________	_________	_________	_________	_________

Deferred asset (liabilty), net	(17,619)	285,129	2,745	13,292	283,547
	________	________	_________	_________	_________

(c) During 2001 and 2002 the Company recorded income tax expenses. During 2003, the Company recorded an income tax benefit due to:

	2001	2002	2003
	S/(000)	S/(000)	S/(000)

Pre-tax income	242,942	446,173	95,504
Income tax rate	30%	27%	27%
	_________	_________	_________
Expected income tax	72,883	120,467	25,786

Permanent ítems
Participation in subsidiaries	(61,254)	(91,106)	(143,509)
Non-deductible expenses	11,663	821	1,007
Effect of change in tax rate	17	-	3,238
Non-taxable interest income	-	-	(1,404)
Other, net	3,954	238	(32,351)
	_________	_________	_________
	27,263	30,420	(147,233)
Deferred asset provision	(1,821)	(4,816)	(41,791)
	_________	_________	_________

Total	25,442	25,604	(189,024)
	_________	_________	_________

31. Basic and diluted earnings per share

The computation of the basic and diluted earnings per share for the years ended December 31, 2001, 2002 and 2003 is presented below:

	For the year ended December 31, 2001			For the year ended December 31, 2002			For the year ended December 31, 2003
	_____________________________________________________			______________________________________________________			______________________________________________________
	Net income (numerator)	Shares (denominator)	Earnings per share	Net income (numerator)	Shares (denominator)	Earnings per share	Net income (numerator)	Shares (denominator)	Earnings per share
	S/		S/	S/		S/	S/		S/

Basic and diluted income per share before the cumulative effect of changes in accounting principles	221,551,000	126,602,016	1.75	396,297,000	127,236,219	3.12	235,888,000	127,236,219	1.85

Cumulative effect of change in accounting principle in basic and diluted earnings per share	-	126,602,016	-	-	127,236,219	-	(68,918,000)	127,236,219	(0.54)
	__________		__________	__________		__________	__________		__________

Basic and diluted net income per share	221,551,000	126,602,016	1.75	396,297,000	127,236,219	3.12	166,970,000	127,236,219	1.31
	___________		___________	___________		___________	___________		___________

The number of shares to be used as the denominator in the calculation of basic and diluted earnings per share for the years ended December 31, 2001, 2002 and 2003 was determined as follows:

	2001	2002	2003

Common shares	137,444,962	137,444,962	137,444,962
Investment shares	372,320	372,320	372,320
	_________	_________	_________
	137,817,282	137,817,282	137,817,282

Less - treasury shares	(11,215,266)	(10,581,063)	(10,581,063)
	_________	_________	_________

	126,602,016	127,236,219	127,236,219
	_________	_________	_________

32. Disclosure about information by segments

International Accounting Standard (IAS) 14, revised, requires enterprises to disclose financial information by business and/or geographical segment. Companies should consider their organizational and management structure and their internal financial reporting system when identifying segments. Segments are generally defined by the manner in which the Company presents data to high-level management for their use in evaluating each unit's past performance and for making decisions about future allocations of resources. Management of Buenaventura bases their decisions on and evaluates business development in terms of the mining segments' performance. The electric, mining consulting and insurance segments are not significant and, therefore, are not considered in the making of decisions or in the evaluation of business development. Management therefore considers that the Company's only reportable segment is mining.

33. Derivative financial instruments

Risk of commodity price fluctuations -

(a) The Company utilizes derivative financial instruments to mitigate certain market risks to which the Company is exposed. The principal market risk for the Company relates to the impact of price fluctuations on precious metals. Historically, world market prices for precious metals have fluctuated widely and are subject to the influence of several factors beyond the Company's control.

Buenaventura -

Until December 31, 2002, the Company did not account for the fair value of the derivative instruments and only disclosed the amount in notes to the consolidated financial statements. Effective January 1, 2003, the Company has adopted IAS 39, "Financial Instruments - Recognition and Measurement", which requires that the derivative instruments be recognized as assets or liabilities in the consolidated balance sheets, and measured at their fair value, See Note 2(t).

Management's intention is to hold derivative instruments for hedging the fluctuations in metal prices, mainly gold and silver, and not for trading purposes; however, the Company does not meet all the criteria stated in IAS 39 to account for the derivative instruments as cash flow hedges. Accordingly, the Company has done the following:
    Recorded a charge of S/436,786,000 to retained earnings in connection with the initial adoption of IAS 39.
    Recorded a loss of S/616,986,000 due to the changes in the fair value of the derivative instruments occurred during 2003.

In addition, the Company has recorded a liability of S/367,711,000 (S/74,264,000 and S/293,447,000 as current and non-current portions, respectively) in connection with the fair value of the open derivative instruments as of December 31, 2003.

El Brocal -

The subsidiary El Brocal met all the criteria stated in IAS 39 to account for its derivative instruments as cash flow hedges. Accordingly, this entity has done the following:
    Recorded a credit to the equity account "Unrealized loss in derivative instruments" of S/1,660,000, in connection with the initial adoption of IAS 39.
    Recorded a loss of S/7,709,000 due to the changes in the fair value of the derivative instruments occurred during 2003, which is presented in the equity account above mentioned.

In addition, El Brocal has recorded a liability of S/20,963,000 in connection with the fair value of the open derivative instruments as of December 31, 2003.

(b) In 2003, Buenaventura recognized losses of S/19,840,000(revenues of S/60,469,000 and S/42,669,000 in 2001 and 2002, respectively) in connection with derivative operations settled in the period. These losses are presented as part of the "realized gain (loss) in derivative instruments" caption in the consolidated statements of income.

In addition, during 2003, the subsidiary El Brocal recognized revenues of S/5,153,000 (revenues of S/321,000 and S/7,231,000 during the years 2001 and 2002, respectively), in connection with the derivative operations settled in the period. These revenues are presented as part of the "net sales" caption in the consolidated statements of income.

(c) The tables below present details related to commodity derivative instruments outstanding as of December 31, 2003:

Compañía de Minas Buenaventura S.A.A. -

Metal	Quantity		Price range	Period
	______________________
	Minimum	Maximum
			(US$/Oz)

Gold	232,500(i)	1,113,000	309 to 366.70	January 2004 - July 2011
Silver	800,000(ii)	6,200,000	5.84 to 6.16	January 2004 - August 2006

(i) Includes 150,000 and 82,500 ounces with a guaranteed average sale price of US$321.77 per ounce only and when gold price is above US$309.00 and US$345 per ounce, respectively.

(ii) Includes 800,000 ounces with a guaranteed minimum sale price of US$6.00 per ounce (only and when silver price is above US$4.00 per ounce) and a maximum sale price of US$6.00 per ounce.

Sociedad Minera El Brocal S.A.A -

Metal	Quantity	Price	Period

Futures contracts
Zinc (i)	6,000 MT	US$915/MT	January 2004 - December 2004
Zinc	12,000 MT	US$925/MT	January 2004 - December 2004
Zinc (ii)	6,000 MT	US$900/MT	January 2004 - December 2004
Zinc (iii)	6,000 MT	US$905/MT	January 2004 - December 2004
Zinc (iv)	6,000 MT	US$932/MT	January 2004 - December 2004
Silver	300,000 Oz	US$5.06/Oz	January 2004 - December 2004
Silver	300,000 Oz	US$5.245/Oz	January 2004 - December 2004
Silver (v)	300,000 Oz	US$4.80/Oz	January 2004 - December 2004
Silver (vi)	300,000 Oz	US$4.97/Oz	January 2004 - December 2004

    Only and when the average price of zinc, for an specified month, will be at or below of US$780/MT, the subsidiary will receive, in such month, the market average price plus US$30/MT. Only and when the average price of zinc, for an specified month, will be at or over US$950/MT, the subsidiary will guarantee additional 250 MT, in such month, at a price of US$915/MT.
    Only and when the average price of zinc, for an specified month, will be at or below of US$800/MT, the subsidiary will receive, in such month, the market average price plus US$30/MT. Only and when the average price of zinc, for an specified month, will be at or over of US$970/MT, the subsidiary will guarantee additional 250 MT, in such month, at a price of US$900/MT.
    Only and when the average price of zinc, for an specified month, will be at or below of US$778/MT, the subsidiary will receive, in such month, the market average price plus US$30/MT. Only and when the average price of zinc, for an specified month, will be at or over of US$970/MT, the Subsidiary will guarantee additional 250 MT, in such month, at a price of US$905/MT.
    The operation applies only and when the market average price of zinc, for any month, will be at or over of US$800/MT.
    Only and when the average price of silver, for an specified month, will be at or below of US$4.20 per ounce, the subsidiary will receive, in such month, the market average price plus US$0.26 per ounce. Only and when the average price of silver, for an specified month, will be at or over of US$4.80 per ounce, the subsidiary will guarantee additional 12,500 ounces, in such month, at a price of US$4.80 per ounce.
    The hedge applies only and when the market average price of silver, for any month, will be at or over US$4.20 per ounce.

(d) During January 2004, Buenaventura reduced its hedge book exposure in 120,000 ounces of gold. This transaction originated a cash settlement of US$10,400,000.

Foreign currency exchange risk -

Buenaventura has entered into a forward currency exchange contract for US$20,000,000, at a rate of S/3.482 per U.S. dollar, and a stated maturity of January 5, 2004, see Note 6(b).

During 2003, the contract generated a loss of S/2,322,000 (S/293,000 during 2002).

At December 31, 2003, the fair value of this contract is negative in S/737,000 (S/3,408,000 at December 31,2003) and is presented as "other current liabilities" in the consolidated balance sheets, see Note 17.

Interest rate risk -

During 2002, the Company entered into an interest rate contract that swaped LIBOR for a fixed annual rate of 3.05% on a nominal value of US$5,500,000; this swap agreement has a stated maturity of September 2006. During 2003, this contract generated a loss of S/91,000.

The mark to market value of this interest rate swap contract was negative by S/280,000 as of December 31, 2003 and is presented in the caption "other current liabilities" of the consolidated balance sheets, see Note 17.

"Normal sale" contracts -

Effective December 30 and 31, 2003, Buenaventura modified the terms of certain derivatives instruments contracts in order to qualify for the "normal sales" exception, note 2(r).

The new terms require physical delivery of the same quantity of gold at capped prices ranging from US$332 to US$415 per ounce. The fair value of these contracts was negative by S/676,799,000 as of December 31, 2002 and is presented in the caption "deferred income from future sale production" of the consolidated balance sheets. This amount will be included in the future results as delivery occurs. The committed ounces of gold, until the year 2011, is 2,042,000.

34. Fair value of financial instruments

The information about fair value of the financial instruments, including derivatives, is presented below:
    Current assets and liabilities approximate their fair value due to the short-term maturities of these financial instruments.
    The fair value of the investment held in Sociedad Minera Cerro Verde S.A. is S/213,015,000 as of December 31, 2003 (S/13,881,000 as of December 31, 2002).
    The estimated fair value of the derivative and normal sales contracts is S/1,066,490,000 and is based on quotations received from the Company's counter- parties (see Note 33).

35. Sales commitments and concentrations

In 2003, the Company's three largest customers accounted for 35%, 28% and 11%, respectively, of total sales (35%, 32% and 12% of total sales in 2002). As of December 31, 2003, 77% of the trade accounts receivable are related to these customers (83% as of December 31, 2002). Each of these customers has executed one or more purchase and sale contracts with the Company that guarantee them the production output from specified Company mines at prices based on market quotations. Currently, the Uchucchacua, Orcopampa, Julcani, Colquijirca, Shila, Ishihuinca and Antapite mines are subject to such purchase and sale agreements; these agreements have various maturity dates but do not extend beyond December 31, 2004.

36. Commitments and contingencies

(a) Environmental matters -

The Company's mining and exploration activities are subject to environmental protection standards. In order to comply with these standards, the Company has presented preliminary studies covering Environmental Assessment (EVAP) and Environmental Adjustment and Management Programs (PAMA) for each of the mining units. The Ministry of Energy and Mines has approved the PAMAs related to Uchucchacua, Julcani, Orcopampa, Colquijirca, Ishihuinca, Huachocolpa, Shila and Paula as well as the Environmental Impact Study (EIA) of Antapite. As of December 31, 2003, the activities as defined in the PAMAs respective to the Uchucchacua, Julcani, Orcopampa, Colquijirca and Ishihuinca mining units had been completed.

On October 14, 2003, the Congress issued the Law 28090 which regulates the procedures and commitments that the mining activities must follow in order to elaborate, file and implement a mining site closing plan, as well as establishes the constitution of a guarantee to assure the compliance of the committed plan. At the date of the report, the corresponding regulation is pending to be issued.

(b) Land and mineral rights leases -

The Company has obtained the right to operate in certain areas through the execution of land lease contracts, as shown below:

Leaseholder	Leasing company	Year in which the contracts end	Royalties

Compañía de Minas Buenaventura S.A.A.	Sindicato Minero Orcopampa S.A. (Arequipa)	2043	10% of the valorized production, subject to certain conditions.

Inversiones Mineras del Sur S.A.	El Futuro de Ica S.R.L. (Arequipa)	2015	7% of concentrate revenues.

Royalty expenses, which are included in the operating expenses section of the consolidated statements of income, are allocated among the mineral rights lease contracts, as follows:

	2001	2002	2003
	S/(000)	S/(000)	S/(000)

Sindicato Minero Orcopampa S.A.	11,808	12,927	21,801
El Futuro de Ica S.R.L.	583	1,068	2,167
Other	1,148	-	-
	_________	_________	_________
	13,539	13,995	23,968
	_________	_________	_________

Royalties payable amount to S/4,404,000 as of December 31, 2003 (S/5,199,000 as of December 31, 2002), see Note 17.

(c) Pending litigation -
Damages claimed by a French citizen -

In February of 2002, the Company and Condesa, together with Newmont Mining, Newmont Second and certain individual persons, were defendants in an action initiated by a French citizen, with jurisdiction before the District Court of the state of Colorado in the United States. The plaintiff alleges that he was engaged as an advisor to Normandy respective to a lawsuit that concluded in October of 1998, and that such lawsuit separately motivated the execution of a Global Transaction Agreement in 2000 between the Company, BRGM, Mine Or, Normandy and their related entities (SEREM). The Global Transaction Agreement provided for full and permanent revocation and annulment of any preferential rights on the shares of Cedimin S.A.C. in exchange for a one-time payment of US$80 million by the Company, of which the Company paid US$40 million.

The plaintiff asserts that he was injured because Normandy had promised to pay him a commission based fee if he was able to increase the amount of the Company's payment as ordered by the Court, which did not occur, and seeks damages of not less than US$25 million plus interest, in addition to unspecified punitive damages that could increase the amount by threefold. Additionally, the plaintiff alleges violations of the federal RICO statute and similar provisions of Colorado law, interference with contract rights, defamation and other damages.

The defendants have filed various motions to dismiss the action and believe the arguments presented for dismissal have solid legal ground; however, rather than responding to these motions for dismissal, the plaintiff has filed another demand. The Company and Condesa have presented motions to reject the new demand. On January 15, 2004, the judge Richard P. Matsch of the District Colorado Court issued an opinion and ordered granting defendants motions to dismiss the amended complaint. On February 15, 2004 the defendants appealed the opinion of the judge to the Federal Court of the United States of America - Tenth Circuit (Colorado). At the date of this report, it is not possible to predict when the court will rule on the motions, the possible outcome of such motions or a possible range of loss.

Other -

From time to time in the normal course of its activities, the Company is involved in various legal proceedings of a diverse nature. Management believes that any possible loss, which may result from these lawsuits, will not have a materially adverse effect on the Company's financial position.

37. Transactions with affiliated companies
    The Company had the following transactions with its affiliated companies during the year-ended December 31, 2001, 2002 and 2003:

S.M.R.L. Chaupiloma Dos de Cajamarca ("Chaupiloma") -
Chaupiloma is the legal owner of the mineral rights on the mining concessions exploited by Yanacocha, and receives a 3 percent royalty on the net sales of Yanacocha. In 2003, royalties earned amounted to S/111,398,000 (S/56,273,000 and S/78,503,000 in 2001 and 2002, respectively) and are presented as "royalty income" in the consolidated statements of income.

Compañía Minera Condesa S.A. ("Condesa") -

During 2003, Compañía Minera Condesa S.A. received cash dividends from Yanacocha for approximately S/459,509,000 (S/15,543,000 and S/79,216,000 in 2001 and 2002, respectively).

Buenaventura Ingenieros S.A. ("Bisa") -

In March of 2002, Buenaventura Ingenieros S.A. signed a technical service agreement with Yanacocha to perform a number of specialized activities and services. Pursuant to the agreement, the services performed will be related to the construction of mining projects and will include completion of analysis and studies, work plan design, and functions related to planning, monitoring and administrating the infrastructure projects required by Yanacocha in its operations. This contract will expire on December 31, 2004. The revenues related to this service contract amounted to approximately S/10,875,000 for the year ended December 31, 2003 (S/10,185,000 for the year ended December 31, 2002).

During 2003, the gross margin originated by this service amounted to S/1,189,000 (S/1,596,000 during 2002) and is presented as other, net in the consolidated statements of income.

The profit between Bisa and Yanacocha is not significant and, therefore, has not been eliminated.

Consorcio Energético de Huancavelica S.A. ("Conenhua") -

In November of 2000, Conenhua signed an agreement with Yanacocha for the construction and operation of a 220 kW transmission line between Trujillo and Cajamarca, a 60 kW transmission line between Cajamarca and La Pajuela, and the Cajamarca Norte substation; this agreement also encompassed activities necessary to enlarge the Trujillo substation. Pursuant to this contract, the construction work should be finished in October of 2001. Concurrently, Yanacocha and the Company signed a 10-year agreement covering electric energy transmission and infrastructure operation beginning November 2001. In exchange for Buenaventura operating and managing the transmission project, Yanacocha will pay an annual fee of US$3.7 million. During 2003, the revenues for these services amounted to approximately S/13,615,000 in 2003 (S/14,136,000 in 2002).

During 2003, the gross margin originated by this service amounted to S/1,120,000 (S/1,651,000 during 2002) and is presented as other, net in the consolidated statements of income.

The profit between Conenhua and Yanacocha is not significant and, therefore, has not been eliminated.

(b) In accordance with the terms of a contract signed between Yanacocha and Buenaventura on December 19, 2000, Buenaventura was engaged to be in charge of the administration of the China Linda lime plant; this contract had an original maturity of December 18, 2010; however, Yanacocha elected to terminate the contract in 2001 through a payment of US$1,800,000 (S/6,563,000).

(c) As a result of the above and other minor transactions, the Company has the following accounts receivable and payable from affiliated companies at December 31, 2002 and 2003:

	2002	2003
	S/(000)	S/(000)

Minera Yanacocha S.R.L.	30,752	35,044
Other	182	893
	_________	_________

	30,934	35,937
	__________	__________

38. Explanation added for English language translation

The accompanying consolidated financial statements are presented on the basis of accounting principles generally accepted in Peru. Certain accounting practices applied by the Company that conform with generally accepted accounting principles in Peru may differ in certain respects to generally accepted accounting principles in other countries.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía de Minas Buenaventura S.A.A.

/s/ CARLOS E. GALVEZ PINILLOS

Carlos E. Gálvez Pinillos

Chief Financial Officer

Date: March 03, 2004